SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

  ☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended: December 31, 2007

   ☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                                                              to

Commission file number: 1-4850

A. Full title of plan and the address of the plan, if different from that of the issuer named below: Computer Sciences Corporation Matched Asset Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Computer Sciences Corporation 3170 Fairview Park Drive
Falls Church, Virginia 22042

TABLE OF CONTENTS

Description	Page

(a) Financial Statements:

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits As of December 31, 2007 and 2006	2

Statements of Changes in Net Assets Available for Benefits For the Years Ended December 31, 2007 and 2006	3

Notes to Financial Statements	4

(b) Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2007	S-1

All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(c) Exhibit:

Exhibit 23: Consent of Independent Registered Public Accounting Firm………	E-1

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Computer Sciences Corporation Matched Asset Plan

El Segundo, California

We have audited the accompanying statements of net assets available for benefits of Computer Sciences Corporation Matched Asset Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Los Angeles, California
June 27, 2008

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
ASSETS
Total investments at fair value	$2,781,764,992	$2,647,532,760

Receivables:
Accrued investment income	1,696,672	1,393,890
Unsettled trade receivables	65,608,389	6,682,551
Other	588,908	120,253
Total Receivables	67,893,969	8,196,694
Total Assets	2,849,658,961	2,655,729,454

LIABILITIES
Accrued expenses	1,577,064	812,292
Unsettled trade payables	92,040,419	20,729,187
Other	70,737	6,986
Total Liabilities	93,688,220	21,548,465
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,755,970,741	2,634,180,989

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(71,392)	124,375

NET ASSETS AVAILABLE FOR BENEFITS	$2,755,899,349	$2,634,305,364

See Notes to Financial Statements

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

STATEMENTS OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

	Years Ended December 31,
ADDITIONS:	2007	2006
INVESTMENT INCOME:
Net appreciation in fair value of investments	$79,930,683	$234,129,804
Interest	29,546,653	26,126,588
Dividends	7,283,744	4,245,654
Net Investment Income	116,761,080	264,502,046
CONTRIBUTIONS:
Participant	206,513,110	197,623,683
Employer	27,517,717	33,439,571
Employee rollovers	6,689,334	6,331,547
Total Contributions	240,720,161	237,394,801
Total Additions:	357,481,241	501,896,847

DEDUCTIONS:
Distributions to participants	249,064,444	242,474,583
Administrative expenses	2,999,680	2,762,530
Total Deductions:	252,064,124	245,237,113
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS BEFORE PLAN TRANSFERS	105,417,117	256,659,734

NET TRANSFERS FROM (TO) OTHER PLANS	16,176,868	(101,931)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,634,305,364	2,377,747,561
End of year	$2,755,899,349	$2,634,305,364

See Notes to Financial Statements

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2007 and 2006

Note 1     Description of the Plan

The following brief description of the Computer Sciences Corporation Matched Asset Plan (the "Plan") is provided for general information purposes only.  Participants should refer to the plan document for more complete information.

The Plan is a defined contribution plan adopted by the action of the Board of Directors of Computer Sciences Corporation (the "Company") taken on November 3, 1986, and constitutes an amendment and restatement of the Employee Stock Purchase Plan ("the Prior Plan").

The Plan is a continuation of the Prior Plan and is qualified under the Internal Revenue Code (the "Code"), as amended, Section 401(a) and, effective as of January 1, 1987, with respect to the portion thereof that qualifies as a qualified cash or deferred arrangement, to satisfy the requirement of Code Section 401(k).  It is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is administered by the CSC Retirement and Employee Benefits Plans Committee (the “Committee”), which consists of three members who are appointed by the Board of Directors of the Company and serve without compensation and are reimbursed by the Company for all expenditures incurred in the discharge of their duties as members of the Committee.  The Committee has the power to interpret, construe and administer the Plan and to decide any dispute which may arise under the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, the participants' rights to the Company's contributions vest immediately.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2007 and 2006

Interest in the CSC Sponsored Trust (“CSC Trust”)

The Plan's investments are in a trust sponsored by the Company.  Currently, certain participating plans are not part of the same control group as the Company, and the trust is not considered a master trust.  The assets of the CSC Trust are held by The Bank of New York Mellon (the "Trustee").  At December 31, 2007 and 2006, the Plan’s interest in the assets of the CSC Trust was approximately 56.5% and 57.3%, respectively.  Investment income and administrative expenses relating to each discretionary or directed fund within the CSC Trust are allocated to the individual plans based upon average monthly balances invested by each plan in each discretionary or directed fund.

The following participating retirement plans have a divided interest in the CSC Trust:  the Plan, and CSR’s Range Employees Pension Plan.  The following participating retirement plans have an undivided interest in the CSC Trust: Computer Sciences Corporation Employee Pension Plan, CSC Outsourcing Inc. Hourly Pension Plan, CSC Outsourcing Inc. CUTW Hourly Pension Plan, CSC/Hughes Retirement Plan, Computer Sciences Corporation Cash Balance Plan, CSC Pension Equity Plan, Eagle Alliance Employee Pension Plan, and the DynCorp Information Systems LLC Union Pension Plan.  The following plans are not in the same control group as the Company: CSR’s Range Employees Pension Plan and Eagle Alliance Employee Pension Plan.

Eligibility and Participation

Any eligible employee who has satisfied the Plan's age requirement, and is employed by the Company, and who receives a stated compensation in respect of employment on the payroll of the Company, is eligible to become a participant, with the exception of a person who is represented by a collective bargaining unit and whose benefits have been the subject of good faith bargaining under a contract that does not specify that such person is eligible to participate in the Plan.  In addition, the Company may determine to exempt all employees of any division, unit, facility or class from coverage under the Plan.  Any person who leaves the Company and, at a later time becomes re-employed, must reapply to participate in the Plan, provided he or she otherwise meets the eligibility requirements.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2007 and 2006

Employee and Company Contributions

An eligible employee who elects to become a participant may authorize any whole percentage (at least 1% but not more than 50%) of their compensation (as defined in the Plan) to be deferred and contributed to the trust fund on his or her behalf, subject to certain Code limitations.  Any compensation deferral in excess of applicable Code limitations, together with income allocable to that excess, will be returned to a participant.  Any matching Company contribution attributable to any excess contribution, and income allocable thereto, will either be returned to the Company or applied to reduce future matching Company contributions.  Effective October 1, 2002, under the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), the Plan permits participants age 50 and over to make additional “catch-up” contributions in excess of the statutory limit.  The catch-up provision provided these participants the opportunity to contribute up to an additional $5,000, on a pre-tax basis in both 2007 and 2006.

A participant is not permitted to make voluntary after-tax contributions to the Plan, unless the participant is part of a collective bargaining unit for which after-tax contributions have been negotiated.

The Company will contribute an amount equal to 50% of the first 3% of the participant's compensation deferral, except for eighteen groups of employees for whom, under the terms of their contract agreements, the Company will contribute amounts based on the following rates:

Group 1 – 100% of the first 7% of the participant’s compensation deferral;
Group 2 – 100% of the first 5% of the participant’s compensation deferral;
Group 3 – 100% of the first 10% of the participant’s compensation deferral;
Group 4 – 50% of the first 6% of the participant’s compensation deferral;
Group 5 – 75% of the first 4% of the participant’s compensation deferral;
Group 6 – 50% of the first 8% of the participant’s compensation deferral and discretionary employer contribution of at least 1% of participant compensation;
Group 7 – 25% of the first 8% of the participant’s compensation deferral and discretionary employer contribution of 2% of participant compensation;
Group 8 – discretionary employer contribution of $75.20 biweekly;
Group 9 – discretionary employer contribution of 4%;
Group 10 – discretionary employer contribution of 6.1%;
Group 11 – discretionary employer contribution of 5%;
Group 12 – 50% of the first 2% of the participant’s compensation deferral and discretionary employer contribution of 3%;

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2007 and 2006

Group 13 – 2/3 of the first 6% of the participant’s compensation deferral;
Group 14 – 100% of the first 8% of the participant’s compensation deferral;
Group 15 – no match, no discretionary employer contribution
Group 16 – discretionary employer contribution of $1.20 per hour effective October 6, 2007;
Group 17 – discretionary employer contribution of $80.80 biweekly;
Group 18 – discretionary employer contribution of $53.60 biweekly.

Effective June 30, 2007, participants were immediately eligible to receive company-matching  contributions, unless otherwise stipulated in their collective bargaining agreements.  Prior to June 30, 2007, participants were eligible to receive company-matching contributions on the first anniversary of the participant's hire date, unless otherwise stipulated in their collective bargaining agreements.

Through December 29, 2006, matching contributions were invested in the Company Stock Fund (“CSC Stock Fund”), which invested in the common stock of the Company except for employees of CSC Credit Services, Inc., Eagle Alliance, Computer Sciences Raytheon, or specific union or SCA employees whose matching contributions are not required to be invested in the Company Stock Fund, and may be invested in any available fund selected by the employee.

The Plan allows diversification of employer contributions, including those invested in the CSC Stock Fund, into other investments options available in the Plan.  This diversification right was implemented by the Plan on December 30, 2006.

Participant Accounts

Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contribution, the Company’s matching and discretionary contributions and allocations of Plan investment returns net of an allocation of investment management fees, and is charged with distributions.  Allocations are based on participant earnings or account balances, as defined by the plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2007 and 2006

Investments

Participants direct the investment of their contributions and account balance into various investment options offered by the Plan.  Certain Company contributions were automatically invested in CSC common stock until December 29, 2006.  The Plan currently offers the following twenty-one investment options: Money Market Fund, Short Duration Bond Fund, Core Bond Fund, Government TIPS Bond Fund,  Active Allocation Fund, S&P 500 Index Fund, S&P 500 Select Fund, Active U.S. Equity Fund, U.S. Equity Completion Fund, International Equity Fund, CSC Stock Fund, Target Series Retirement Fund, Target Series Retirement 2010 Fund, Target Series Retirement 2015 Fund, Target Series Retirement 2020 Fund, Target Series Retirement 2025 Fund, Target Series Retirement 2030 Fund, Target Series Retirement 2035 Fund, Target Series Retirement 2040 Fund, Target Series Retirement 2045 Fund, and Target Series Retirement 2050 Fund. The T. Rowe Price Stable Value Fund is frozen to new participants and to new contributions.  These investment options are made up of various investments as determined by the investment manager.  The High Yield Bond Fund, Balanced 40/60 Fund, Balanced 60/40 Fund, and Balanced 80/20 Fund were discontinued, and effective October 1, 2007, participants with contributions invested in the discontinued funds were re-invested as follows:  contributions invested in the High Yield Bond Fund were liquidated and re-invested in the Core Bond Fund; and contributions invested in the Balanced Funds (40/60, 60/40, and 80/20) were liquidated and re-invested in the closest Target Series Fund determined by the participant’s year of birth assuming a normal retirement age of 65.

The investment return in the respective funds is allocated to a participant based on his or her account balance.

Vesting of Participants' Interests/Forfeitures

Participants are vested immediately in his or her contributions plus actual earnings thereon.

With the exception of a few selected groups, vesting in his or her Matching Contribution Account is equal to twenty-five percent (25%) after completing two full years of service and increasing by twenty-five percent (25%) for each additional full year of service.  Vesting accelerates to 100% in the event of reaching age 65 while employed by the Company or upon severance by reason of death or total and permanent disability.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2007 and 2006

Any nonvested portion of the Matching Contributions Account will be forfeited at the earlier of five one-year consecutive Breaks in Service or upon withdrawal from the Plan.  Forfeitures may be applied to reduce future matching contributions by the Company.  Such forfeitures during 2007 and 2006 amounted to $7,052,818 and $6,738,912, respectively.  The Plan had a forfeiture balance of $2,336,554 and $5,249,472 at December 31, 2007 and 2006, respectively.  During the years ended December 31, 2007 and 2006, employer contributions were reduced by $9,965,736 and $1,811,611, respectively.

Distributable Amounts, Withdrawals and Refunds

A participant may become entitled to his or her distributable benefit by reason of retirement, death, total and permanent disability, voluntary termination of employment or dismissal.  The rules of payment of a participant's distributable benefit depend upon age of the participant, the number of years of service completed by the participant and the type of severance.

While still an employee, a participant may, upon at least a 30 day written notice to the Committee, make a withdrawal of his or her compensation deferral contributions if the Committee finds, after considering the participant's request, that an adequate financial hardship and resulting need for such amount has been demonstrated by the participant.

Administrative Expenses

Administrative expenses are paid by the Plan as provided in the plan document.

Note 2     Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2007 and 2006

Risks and Uncertainties

The Plan utilizes various investment instruments, including mutual funds, separate and commingled funds, Company stock, investment contracts, and certain derivative instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

The Plan invests in securities of foreign companies, which involves special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those securities of comparable U.S. companies.

Security Transactions

Security transactions are accounted for on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Interest income is accounted for on the accrual basis.  Net appreciation in fair value of investments includes realized and unrealized gains and losses on investments sold or held during the year.

Valuation of Investment Securities

Investments in common stocks, corporate and government fixed income securities and registered investment companies are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the plan year or, for the listed securities having no sales reported and for unlisted securities, upon last reported bid prices on that date.  Investments in commingled funds are stated at estimated fair values, which have been determined based on the unit values of the funds.  Unit values are determined by the financial institution sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.  Investments in money market funds and certificate of deposits are stated at cost which approximates fair value.  Derivatives are valued at fair value (see Note 10).  Participant loans are valued at outstanding loan balances, which approximate fair value.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2007 and 2006

Commingled funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.  The T. Rowe Price Stable Value Common Trust Fund is a stable value fund.  The fund invests principally in guaranteed investment contracts issued by insurance companies, investment contracts issued by banks, synthetic investment contracts (“SICs”) issued by banks, insurance companies and other issuers, and securities supporting such SICs, and other similar instruments which are intended to maintain a constant net asset value.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

The financial statements include investments in commingled funds whose fair values have been estimated by management in the absence of readily determinable fair values.  Management's estimates are based on information provided by the fund managers.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by the FSP.  Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

New Accounting Guidance

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 ("SFAS No. 157"), Fair Value Measurements.  SFAS No. 157 established a single authorative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  As required, the Plan will adopt SFAS 157 beginning on January 1, 2008, and the Plan does not expect any material impact from adopting SFAS No. 157 on the Plan's financial statements when such statement is adopted.

Payment of Benefits

Benefits are recorded when paid.  Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $4,749,665 and $6,405,988 at December 31, 2007 and 2006, respectively.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2007 and 2006

Note 3     Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 13, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code.

The Committee believes that the Plan is designed and operated to qualify under applicable provisions of the Code.  As such, no provision for income taxes has been included in the Plan’s financial statements.

Note 4     Investment Funds

Participant contributions - Subject to rules the Committee may from time to time adopt, each participant has the right to designate one or more funds established by the Committee for the investment of his or her compensation deferral contributions, in increments of 1%.  After an initial election has been made, a participant may designate a different fund or funds into which future compensation deferral contributions shall be invested as of the next possible pay date once per calendar month.  In addition, a participant may elect to redesignate once per month any amounts in his or her accounts as of the current or next business day of any month (depending on when the election is made) to be invested in a different fund.  These elections may be made by giving such advance notice as may be required by the Plan administrator.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2007 and 2006

The following table represents the individual investments that exceeded 5% of the Plan's net assets available for benefits, as of December 31:

	December 31,
Description of Issue	2007	2006

SSGA Money Market Fund	$218,380,022	$199,008,415
Commingled Funds:
Mellon Bank Daily Liquidity Stock Index Fund	428,300,580	566,081,128
Frank Russell Equity #1 Fund	206,224,785	181,402,071
Mellon Bank EB Daily Liquidity Enhanced Asset Allocation Fund	151,523,031	146,796,902
Mellon Bank EB Daily Market Completion Fund	242,811,787	269,003,089
CSC common stock	413,767,773	515,402,736	*

* A portion of this investment was nonparticipant-directed

Note 5     Participant Loans

The Plan allows participants to borrow from their vested account balances from a minimum of $1,000 to a maximum of 50% of their vested account balances up to $50,000, subject to certain limitations.  The loans are secured by the balance in the participant account and bear interest at the prime rate quoted in the Wall Street Journal plus 1%.  Loan terms range from 1-5 years or up to 15 years for purchase of a primary residence.  Loans are recorded at outstanding loan balances, which approximate fair value, on the statements of net assets available for benefits.

Loan amounts are taken from the participants' accounts according to a priority specified in the Plan’s loan rules and, within each account, prorated from the funds based on their balances at the time. Loan principal repayments go back into the participants’ accounts in the reverse order of the priority specified in the Plan’s loan rules.  Interest payments are prorated to the participants’ accounts based on each account’s outstanding principal.  Both loan principal and interest repayments are invested according to the participant’s current investment fund election for contributions (except for employer match).  Principal and interest are paid ratably through payroll deductions.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2007 and 2006

Note 6     Investments in CSC Trust

The following table presents investments in the CSC Trust at fair value.

	December 31,
	2007	2006
Investments at Fair Value as Determined by Quoted Market Price

Cash	$3,125	$2,732
Other short-term investment funds	63,242,084	87,885,570
Money market fund	218,380,022	199,008,415
Bonds and debentures	526,346,877	471,488,964
CSC common stock	413,767,773	515,402,736
Common stock	-	115,463
International equity portfolios	511,527,250	385,843,931
Investment in registered investment company	-	41,325,437
	1,733,267,131	1,701,073,248
Investment at Estimated Fair Value
Interest in commingled funds	3,156,986,420	2,870,045,524
Hedge fund	-	15,907,281
Derivatives	(782,852)	163,276
	3,156,203,568	2,886,116,081
Investment at Cost, Which Approximates Fair Value
Participant loans	36,174,723	34,273,916
Total CSC Trust at fair value	$4,925,645,422	$4,621,463,245
Plan's Interest in CSC Trust at fair value	$2,781,764,992	$2,647,532,760

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2007 and 2006

The investment income (loss) of the CSC Trust is summarized as follows:

	Year Ended December 31,
	2007	2006
Appreciation (Depreciation):
Bonds and debentures	$7,307,274	$(3,220,520)
CSC common stock	(30,304,855)	30,881,438
International equity portfolios	29,147,837	63,823,878
Registered investment company	(1,246,548)	365,779
Commingled funds	149,164,262	339,441,040
Other	18,851	115,700
Net appreciation in fair value of investments	154,086,821	431,407,315
Dividends	22,817,152	18,281,603
Interest	43,410,636	37,058,071
CSC Trust Investment Income	$220,314,609	$486,746,989
Plan's Interest in the CSC Trust Investment Income	$116,761,080	$264,502,046

Note 7     Exempt Party-In-Interest Transactions

Certain short-term investment funds are managed by The Bank of New York Mellon.  The Bank of New York Mellon is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.  The trustee fees associated with these funds were paid by the Company and amounted to $1,500 a year for the years ended December 31, 2007 and 2006.  As the fund manager of the International Equity Fund, The Bank of New York Mellon's fees amounted to $292,130 and $157,477 for the years ended December 31, 2007 and 2006, respectively.

At December 31, 2007 and 2006, the Plan held 8,364,014 and 9,657,162 shares, respectively, of common stock of the Computer Sciences Corporation, the sponsoring employer, with a cost basis of $444,032,871 and $509,725,948, respectively.  Computer Science Corporation common stock did not pay dividends for the years ended December 31, 2007 and 2006.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2007 and 2006

Note 8      Mergers and Spin-off

The participants of the Datatrac Employee Savings and Retirement Plan (the “Datatrac Plan”) transferred from Datatrac payroll to CSC payroll, and thereby, were eligible to participate in the Plan effective June 30, 2007.  On July 10, 2007, the Datatrac Plan was merged into the Plan.  The participants’ investment account balances of the Datatrac Plan were transferred into the Plan.   Plan’s management believes that this merger is a tax-exempt transaction under the applicable provisions of the Code, and therefore, not subject to federal income taxes.

Effective January 6, 2005, the DynCorp International LLC Matched Asset Plan was spun-off from the Plan. The spin-off was agreed to as part of the sale of DynCorp International LLC. Participant assets were transferred to the spun-off plan in January 2005.  The management of the Company believes that this spin-off was a tax-exempt transaction under the applicable provisions of the Code, and therefore, not subject to federal income taxes.  In 2006, funds were transferred to the DynCorp International LLC Matched Asset Plan as a result of participant account corrections between the two plans.

Note 9     Nonparticipant-Directed Investments

In the 2006 plan year, all employer contributions were invested in the CSC Stock Fund, and continue for any participant who did not make an election after December 30, 2006, except for certain defined groups of employees.  The Plan was amended effective December 30, 2006 to permit participants to diversify their employer contributions invested in the CSC Stock Fund.

Information about the net assets and the significant components of the changes in net assets relating to the CSC Stock Fund, which includes nonparticipant-directed investments, is as follows as of December 31:

December 31, 2006
CSC Stock Fund:
CSC common stock	$515,402,736
Short-term investments	25,579,480
Accrued income	29,114
Net unsettled trades payable	(169,021)
CSC Stock Fund	$540,842,309

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2007 and 2006

Year Ended December 31, 2006
Changes in CSC Stock Fund:
Net appreciation in fair value of investments	$30,922,626
Interest income	1,243,534
Employer contributions	30,268,187
Participant contributions	15,872,159
Participant rollovers	478,493
Transfers	(51,179,464)
Plan to plan transfers	16,630
Benefits paid to participants	(53,832,268)
Administrative fees	(46,177)
Net Change	(26,256,280)

CSC Stock Fund -- beginning of the year	567,098,589
CSC Stock Fund -- end of the year	$540,842,309

Note 10     Derivative Financial Instruments

In the Plan’s investment funds, one fixed income investment manager is permitted to use certain specified types of derivative instruments as part of its strategy.  This strategy includes the use of futures, swaps, and options as substitutes for and in conjunction with certain types of fixed income securities.  Derivatives are often used to manage market risk and to achieve overall investment portfolio objectives but not for speculation.

Futures Contracts

The Plan enters into futures contracts in the normal course of its investing activities to manage market risk associated with the Plan’s fixed income investments and to achieve overall investment portfolio objectives.  The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily.

During 2007 and 2006, the Plan was a party to futures contracts held for trading purposes for U.S. Treasury securities.  Upon entering into a futures contract, the Plan is required to deposit either in cash or securities an amount (“initial margin”) equal to a certain percentage of the fair  value of the contract.  Subsequent payments are then made or received by the Plan, depending on the daily fluctuations in the value of the underlying contracts.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2007 and 2006

At December 31, 2007, the Plan had futures contracts to buy and sell U.S. Treasury Notes contracts with notional amounts of $110,000,000 and $37,300,000, respectively; to buy U.S Treasury Bond contracts with notional amounts of $100,000; and to buy and sell Eurodollar contracts with notional amounts of $18,000,000 and $103,000,000, respectively.  At December 31, 2006, the Plan had futures contracts to buy and sell U.S. Treasury Notes contracts with notional amounts of $58,600,000 and $19,700,000, respectively; to buy U.S Treasury Bond contracts with notional amounts of $8,500,000; and to sell Eurodollar contracts with notional amount of $151,000,000.  Notional amounts do not quantify risk or represent assets or liabilities of the Plan, but are used in the calculation of cash settlements under the contracts.

The fair value of futures contracts in the statements of net assets available for benefits is zero at December 31, 2007 and 2006, as settlements are made by cash daily.  Realized gains or losses are accounted for as net appreciation (depreciation) in fair value of investments.

Interest Rate Swap

An interest rate swap is an agreement between two parties (known as counterparties) where one stream of future interest payments is exchanged for another based on a specified principal amount.  Interest rate swaps often exchange a fixed payment for a floating payment that is linked to an interest rate (most often the LIBOR).  The Plan will typically use interest rate swaps to limit, or manage, its exposure to fluctuations in interest rates, or to obtain a marginally lower interest rate than it would have been able to get without the swap.  Counterparties must be rated BBB or better by a nationally recognized rating agency.  The Plan had entered into 44 interest rate swap contracts as of December 31, 2007 with a total market value of ($88,530) and a notional value of $63,800,000.  As of December 31, 2006, the Plan had entered into nine interest rate swap contracts with a total market value of $161,593 and a notional value of $17,200,000.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2007 and 2006

Credit Default Swap

A credit default swap is designed to transfer the credit exposure of fixed income products between parties.  The buyer of a credit swap receives credit protection, whereas the seller of the swap guarantees the credit worthiness of the product.  By doing this, the risk of default is transferred from the holder of the fixed income security to the seller of the swap.  The Plan had entered into 12 credit default swaps with a market value of $80,081 and notional amount of $4,375,000 as of December 31, 2007.  The Plan had entered into two credit default swap contracts as of December 31, 2006 with a market value of $1,683 and notional amount of $4,050,000.  The index involved in those swaps is the Dow Jones North American Investment Grade High Volatility Index.  This index is a collection of high volatility names that is priced monthly by Dow Jones.

Swaption

A swaption is an option to enter into an interest rate swap.  In exchange for an option premium, the buyer gains the right but not the obligation to enter into a specified swap agreement with the issuer on a specified future date.  As of December 31, 2007 and 2006, the Plan had entered into four and two interest swaption contracts, respectively.

At December 31, 2007, the fair market value of derivatives was $432,749.  At December 31, 2006, the fair market value of derivatives was immaterial.

Note 11     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:
	December 31,
	2007	2006

Net assets available for benefits per the financial statements	$2,755,899,349	$2,634,305,364
Amounts allocated to withdrawing participants	(4,749,665)	(6,405,988)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	71,392	(124,375)
Net assets available for benefits per Form 5500	$2,751,221,076	$2,627,775,001

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2007 and 2006

The following is a reconciliation of net increase in assets before transfers per the financial statements to the Form 5500:
	Year Ended December 31,
	2007	2006
Net increase in net assets before transfers per the financial statements	$105,417,117	$256,659,734
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	195,767	(124,375)
Net increase in net assets before transfers per Form 5500	$105,612,884	$256,535,359

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:
	Year Ended December 31,
	2007	2006
Distributions to participants per the financial statements	$249,064,444	$242,474,583
Amounts allocated to withdrawing participants at end of year	4,749,665	6,405,988
Amounts allocated to withdrawing participants at start of year	(6,405,988)	(4,227,637)
Distributions to participants per the Form 5500	$247,408,121	$244,652,934

Amounts allocated to withdrawing participants are recorded as distributions on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not paid as of that date.

Note 12     Subsequent Events

On April 10, 2008, the First Consulting Group, Inc. Associate 401(k) and Stock Ownership Plan (the "FCG Plan") merged into the Plan.  Approximately $104 million was transferred into the Plan from the FCG Plan.  Plan’s management believes that this merger is a tax-exempt transaction under the applicable provisions of the Code, and therefore, not subject to federal income taxes.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Act of 1934, the Computer Sciences Corporation Retirement and Employee Benefits Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Computer Sciences Corporation
                                                                                MATCHED ASSET PLAN

Date: June 27, 2008                                                                By:   /s/Donald G. DeBuck
          Donald G. DeBuck
  Chairman,
  CSC Retirement and Employee Benefits Plans Committee

2007
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost**	(e) Current Value

	Euro	Cash				$729

	State Street Global Advisor	Money Market Fund				218,380,022

*	The Bank of New York Mellon	Collective Short Term Invest Fd				36,356,775
	Chariot Fdg Llc Cpds 4/2	Certificate of Deposit		1/10/08		2,785,738
	Ciesco L P Disc C/P 4/2	Certificate of Deposit		1/3/08		2,979,849
	Falcon Asset Sec Corp 4/2	Certificate of Deposit		1/7/08		2,481,771
	Apreco Inc Disc C/P 4/2	Certificate of Deposit		1/30/08		2,581,244
	Park Ave Recvbls Corp Cpds 4/2	Certificate of Deposit		1/3/08		2,589,577
	Falcon Asset Sec Corp 4/2	Certificate of Deposit		1/10/08		637,021
	Chariot Fdg Llc Cpds 4/2	Certificate of Deposit		1/28/08		635,511
	Suntrust Banks Inc C/D	Certificate of Deposit	4.415%	6/15/09		110,728
	Rev Repo Lehman-Lbi	Reverse Purchase Agreements		1/4/08		(1,177,000)
		Total Short-Term Investments				49,981,214

*	Computer Sciences Corporation	Common Stock (8,364,014 shares)			$444,032,871	413,767,773

	Computer Sciences Corporation	Participant loans				36,174,723

	Mellon Bank, N.A.	Commingled Fund - Daily Liquidity Stock Index Fund				428,300,580
	Mellon Bank, N.A.	Commingled Fund - EB Daily Liquidity Enhanced Asset Allocation				151,523,031
	State Street Global Advisor	Commingled Fund - SSGA Index Plus Secs Lending Ser A Fund				91,402,112
	Mellon Bank, N.A.	Commingled Fund - Mellon EB Daily Market Completion Fund				242,811,787
	Frank Russell	Commingled Fund - Frank Russell Equity #1 Fund				206,224,785
	State Street Global Advisor	Commingled Fund - SSGA Gov't TIPS Bond Fund				43,708,684
	State Street Global Advisor	SSgA Target Retirement Fund				23,873,279
	State Street Global Advisor	SSgA Target Ser Ret 2010				55,638,003
	State Street Global Advisor	SSgA Target Ser Ret 2015				73,506,077
	State Street Global Advisor	SSgA Target Ser Ret 2020				75,088,594
	State Street Global Advisor	SSgA Target Ser Ret 2025				63,695,251
	State Street Global Advisor	SSgA Target Ser Ret 2030				42,260,292
	State Street Global Advisor	SSgA Target Ser Ret 2035				20,856,593
	State Street Global Advisor	SSgA Target Ser Ret 2040				10,324,708
	State Street Global Advisor	SSgA Target Ser Ret 2045				2,822,776
	State Street Global Advisor	SSgA Target Ser Ret 2050				1,197,107
	T.Rowe Price	Commingled Fund - Frozen Stable Value Fund				12,079,025
		Total Interest in Commingled Funds				1,545,312,684

	Bear Stearns Asset Backed Secs	Corporate Bond	3.456%	12/25/35		13,028
	Conocophillips Australia Fdg – Floating Rt Nt	Corporate Bond		4/9/09		299,538
	Mastr Asset Backed Secs Tr	Corporate Bond	4.853%	12/25/35		10,053
	Structured Asset Invt Ln Tr	Corporate Bond	4.873%	12/27/35		10,368
	Banc Amer Coml Mtg Inc	Corporate Bond	6.186%	6/11/35		1,137,574
	Comm 2000-C1	Corporate Bond	7.416%	4/15/10		812,424
	Dlj Coml Mtg Corp	Corporate Bond	7.340%	10/10/32		1,173,238
	Dlj Coml Mtg Corp	Corporate Bond	7.180%	11/10/33		804,634
	General Elec Cap Corp M/T/N	Corporate Bond	9.830%	12/15/08		188,440
	Gmac Coml Mtg Sec Inc	Corporate Bond		3/15/33		852,452
	Greenwich Cap Coml Fdg Corp	Corporate Bond	4.112%	1/11/17		428,403
	Gs Mtg Secs Corp Ii	Corporate Bond	6.135%	10/18/30		692,442
	Gs Mtg Secs Corp Ii V/R	Corporate Bond	0.869%	1/10/40		212,809
	Household Finance Corp	Corporate Bond	4.125%	12/15/08		346,794
	Ifc Sbap 97-1A V/R	Corporate Bond		1/15/24		208,568
	Lb-UBS Coml Mtg Tr	Corporate Bond	1.358%	4/15/37		134,635
	Metropolitan Life Global Fdg I *Pp*	Corporate Bond	2.600%	6/19/08		296,808
	Morgan Stanley Cap I Inc	Corporate Bond	6.530%	3/15/31		1,228,963
	Nationslink Fdg Corp	Corporate Bond	6.316%	1/20/31		726,671
	Pnc Mtg Accep Corp	Corporate Bond	7.330%	12/10/32		831,837
	Residential Accredit Lns Inc	Corporate Bond	6.000%	12/25/16		430
	Structured Asset Secs Corp	Corporate Bond	4.920%	3/25/34		584,472
	Washington Mut Mtg Secs Corp	Corporate Bond	7.362%	11/25/30		67,765
	Washington Mut Mtg Secs Corp	Corporate Bond	6.250%	2/25/32		56,048
	Chase Manhattan Bk - First Un	Corporate Bond	7.439%	8/15/31		850,393
	Gs Mtg Secs Corp	Corporate Bond	3.691%	8/25/34		478,760
	Bear Stearns Arm Tr	Corporate Bond	5.378%	10/25/34		459,061
	Gmac Coml Mtg Secs Inc	Corporate Bond	7.179%	8/15/36		549,196
	Structured Adj Rate Mtg Ln Tr	Corporate Bond	5.075%	9/25/34		108,281
	Bear Stearns Alt-A Tr	Corporate Bond	5.159%	11/25/34		336,697
	Usaa Auto Ownwe Tr	Corporate Bond	3.900%	7/15/09		84,739
	Capital Auto Receivables Asset	Corporate Bond	4.050%	7/15/09		239,190
	Chase Issuance Tr	Corporate Bond	4.983%	10/17/11		1,047,954
	Cwalt Inc	Corporate Bond	5.500%	7/25/35		536,827
	Nissan Auto Receivables 2005-B	Corporate Bond	3.990%	7/15/09		486,638
	Adjustable Rate Mtg Tr	Corporate Bond	5.053%	11/25/35		433,818
	Harborview Mtg Ln Tr	Corporate Bond	4.996%	11/19/35		631,333
	Honda Auto Receivables Owner Trust	Corporate Bond	4.460%	5/21/09		289,999
	American Home Mtg Assets Tr	Corporate Bond	5.053%	11/25/35		473,321
	Fieldstone Mtg Invt Corp	Corporate Bond	4.903%	2/25/36		45,473
	Luminent Mtg Tr	Corporate Bond	5.0431%	11/25/35		928,698
	Credit Suisse First Boston Mtg	Corporate Bond	5.033%	3/25/36		827,170
	Washington Mut Asset Secs Corp	Corporate Bond	4.240%	5/25/36		107,109
	American Express Cr Account	Corporate Bond	5.079%	10/15/10		1,000,324
	Banc Amer Coml Mtg Inc	Corporate Bond	3.878%	9/11/36		764,109
	Bear Stearns Asset Backed Secs	Corporate Bond	4.873%	12/25/35		88,263
	Structured Asset Invt Ln Tr	Corporate Bond	4.853%	2/25/36		153,817
	Ace Secs Corp Home Equity Ln	Corporate Bond	4.863%	2/25/36		248,649
	Deutsche Alt-A Secs Inc	Corporate Bond	3.456%	4/25/36		238,333
	Morgan Stanley Cap I Inc	Corporate Bond	4.859%	3/25/36		439,975
	Opteum Mtg Accep Corp	Corporate Bond	4.873%	4/25/36		560,313
	Renaissance Home Equity Ln Tr	Corporate Bond	4.863%	5/25/36		140,944
	Wachovia Corp New – Floating Rt Nt	Corporate Bond		3/15/11		211,029
	Gs Mtg Secs Corp *Pp*	Corporate Bond	4.644%	9/25/35		942,589
	Daimlerchrysler Auto Tr 2006-B	Corporate Bond	5.330%	8/8/10		797,465
	Morgan Stanley Abs Cap I Inc	Corporate Bond	4.895%	6/25/36		638,319
	Oracle Corp / Ozark Hldg Inc	Corporate Bond	5.000%	1/15/11		151,983
	Deutsche Alt-A Secs Mtg Ln Tr	Corporate Bond	4.879%	8/25/36		843,649
	Discover Card Master Tr I	Corporate Bond	5.197%	1/15/08		1,700,179
	Securitized Asset Backed	Corporate Bond	4.837%	5/25/36		270,886
	Slm Student Ln Tr 2006 6	Corporate Bond	5.350%	10/25/18		552,295
	Cwmbs Inc V/R	Corporate Bond	4.246%	9/25/33		844,420
	Ford Cr Auto Owner Tr 2006-B	Corporate Bond	5.280%	10/15/10		1,330,944
	Merrill Lynch Mtg Invs Inc	Corporate Bond	4.232%	8/25/34		949,812
	Morgan Stanley	Corporate Bond	5.625%	1/9/12		981,646
	Teachers Ins & Annuity Assn Restr	Corporate Bond	6.680%	6/19/31		993,638
	Wachovia Bk Coml Mtg Tr Coml	Corporate Bond	5.954%	5/15/43		722,741
	Ace Secs Corp Home Equity Ln	Corporate Bond	4.833%	8/25/36		889,934
	Harborview Mtg Ln Tr 2006-9	Corporate Bond	4.895%	11/19/36		1,143,744
	Banc Amer Fdg 2006-I Tr	Corporate Bond	4.589%	12/20/46		914,226
	Wells Fargo Mtg Backed Secs	Corporate Bond	4.750%	4/25/19		997,897
	Goldman Sachs Group	Corporate Bond	5.300%	2/14/12		884,966
	Goldman Sachs Group Inc	Corporate Bond		2/6/12		363,855
	J P Morgan Mtg Tr 2007-A1	Corporate Bond	4.071%	7/25/35		1,261,482
	Lehman Brothers Hldgs Inc	Corporate Bond	5.250%	2/6/12		964,753
	Vodafone Group Plc New	Corporate Bond		2/27/12		376,492
	Morgan Stanley Abs Cap I Inc	Corporate Bond	4.905%	1/25/37		699,906
	Gsr Mtg Ln Tr 2007 Ar1	Corporate Bond	6.0429%	1/1/36		1,311,463
	Ford Cr Auto Owner Tr 2006 C	Corporate Bond	5.340%	12/15/09		815,713
	Soundview Home Ln Tr 2007-Ns1	Corporate Bond	4.985%	1/25/37		711,212
	Wamu Asset-Backed Ctfs Wamu	Corporate Bond	4.915%	1/1/47		840,670
	Wamu Mtg Pass Thru Ctfs	Corporate Bond	5.358%	8/25/36		1,412,484
	J P Morgan Mtg Tr 2007-A1	Corporate Bond	4.752%	7/25/35		1,436,030
	General Elec Cap Corp Medium	Corporate Bond	5.000%	12/1/10		788,625
	Morgan Stanley Abs Cap I Inc	Corporate Bond	4.899%	2/25/37		1,074,971
	Washington Mut Mtg Pass Thru	Corporate Bond	5.023%	5/25/37		1,073,589
	Lehman Brothers Hldgs Inc	Corporate Bond		5/25/10		624,832
	Ba Cr Card Tr	Corporate Bond	4.962%	8/15/12		1,043,744
	Starm Mtg Ln Tr 2007-2	Corporate Bond	5.718%	4/25/37		1,211,515
	Tiaa Seasoned Coml Mtg Tr	Corporate Bond	5.701%	8/1/39		1,185,250
	Wamu Mtg Pass Thru Ctfs Ser	Corporate Bond	6.076%	10/25/36		1,305,750
	Wells Fargo Mtg Backed Secs	Corporate Bond	6.000%	7/25/37		1,584,203
	Wells Fargo Mtg Backed Secs	Corporate Bond	5.648%	7/25/36		1,161,945
	Citigroup Mtg Ln Tr 2006-Ar5	Corporate Bond	5.808%	7/25/36		1,404,118
	International Business Machs	Corporate Bond	5.700%	9/14/17		335,972
	Gmacm Mtg Ln Tr	Corporate Bond	4.750%	1/25/19		1,277,688
	Jpmorgan Chase Bk New York N Y	Corporate Bond	6.000%	10/1/17		686,489
	Option One Mtg Ln Tr 2007-3	Corporate Bond	4.893%	4/25/37		1,135,946
	Rali Ser 2006-Qo10 Tr	Corporate Bond	5.025%	1/25/37		1,319,152
	Harborview Mtg Ln Tr 2006-9	Corporate Bond	4.945%	11/19/36		944,754
	J P Morgan Mtg Acquisition Tr	Corporate Bond	4.915%	11/1/29		1,363,325
	Morgan Stanley Abs Cap I Inc	Corporate Bond	4.849%	5/25/37		1,129,215
	Securitized Asset Backed	Corporate Bond	4.905%	1/25/37		689,165
	Soundview Home Ln Tr 2007-Opt3	Corporate Bond	4.843%	7/25/37		764,344
	Conocophillips Australia Fdg	Corporate Bond		4/9/09		517,202
	Dlj Coml Mtg Corp	Corporate Bond	5.168%	2/18/31		1,226
	Ameriquest Mtg Secs Inc	Corporate Bond	3.438%	11/25/34		205,002
	Aol Time Warner Inc	Corporate Bond	7.625%	4/15/31		11,066
	Asif Global Financing Xxiii Nt	Corporate Bond	3.900%	10/22/08		98,847
	At&T Broadband Corp	Corporate Bond	8.375%	3/15/13		218,766
	Banc One Corp	Corporate Bond	2.625%	6/30/08		84,016
	Banc Amer Coml Mtg Inc	Corporate Bond	6.503%	4/15/36		1,297,211
	Banc Amer Coml Mtg Inc	Corporate Bond	6.186%	6/11/35		466,563
	Bankamerica Corp	Corporate Bond	6.250%	4/1/08		50,213
	Bank New York Inc	Corporate Bond	3.750%	2/15/08		99,940
	Berkshire Hathaway Fin Corp	Corporate Bond	3.375%	10/15/08		123,894
	Bristol-Meyer Squibb	Corporate Bond	6.875%	8/1/97		21,116
	Centerpoint Energy Res Corp	Corporate Bond	7.875%	4/1/13		71,369
	Chase Coml Mtg Secs Corp	Corporate Bond	7.198%	1/15/32		246,635
	Citigroup Inc	Corporate Bond	6.200%	3/15/09		50,687
	Citigroup Inc	Corporate Bond	3.500%	2/1/08		274,648
	Citibank Cr Card Issuance Tr	Corporate Bond	2.900%	5/17/10		496,610
	Citigroup Inc	Corporate Bond	3.625%	2/9/09		394,640
	Comcast Corp New	Corporate Bond	7.050%	3/15/33		38,233
	Consolidated Nat Gas Co	Corporate Bond	5.000%	3/1/14		24,246
	Credit Suisse First Boston Mtg	Corporate Bond	6.300%	11/15/30		262,546
	Credit Suisse First Boston Mtg	Corporate Bond	3.936%	5/15/38		477,199
	Daimlerchrysler North Amer	Corporate Bond	4.050%	6/4/08		49,808
	Dlj Coml Mtg Corp	Corporate Bond	7.180%	11/10/33		492,247
	Dominion Res Inc Del	Corporate Bond	5.125%	12/15/09		50,469
	First Un Corp	Corporate Bond	6.300%	4/15/08		125,228
	First Union-Lehman Bros Bk-Amer	Corporate Bond	6.560%	11/18/35		185,220
	Gmac Coml Mtg Sec Inc	Corporate Bond	6.420%	5/15/35		905,829
	Gmac Commercial Mortgage Secur	Corporate Bond	6.175%	5/15/33		156,070
	Gmac Comm Mtg Sec Inc	Corporate Bond	6.945%	9/15/33		411,470
	Gmac Coml Mtg Sec Inc – Var Rate	Corporate Bond		3/15/33		522,634
	Goldman Sachs Grp Inc	Corporate Bond	5.250%	10/15/13		430,146
	Gs Mtg Secs Corp Ii	Corporate Bond	6.135%	10/18/30		191,526
	Gte Corp	Corporate Bond	6.940%	4/15/28		26,779
	Halliburton Co	Corporate Bond	5.500%	10/15/10		154,193
	Heller Finl Coml Mtg Asset Corp	Corporate Bond	6.847%	5/15/31		190,614
	J P Morgan Chase Coml Mtg Secs	Corporate Bond	6.429%	4/15/35		362,552
	Lb-UBS Coml Mtg Tr	Corporate Bond	7.370%	8/15/26		285,459
	Massmutual Global Fdg Ii	Corporate Bond	2.550%	7/15/08		143,312
	Mastr Alternative Ln Tr	Corporate Bond	5.500%	5/25/34		167,429
	Mbna Cr Card Master Nt Tr	Corporate Bond	2.650%	11/15/10		668,860
	Morgan J P Coml Mtg Fin Corp	Corporate Bond	7.371%	8/15/32		302,519
	Morgan Stanley Cap I Inc	Corporate Bond	6.480%	11/15/30		260,163
	Morgan Stanley Co	Corporate Bond	6.750%	4/15/11		104,814
	National Westminster Bk Plc	Corporate Bond	7.375%	10/1/09		79,569
	Nationslink Fdg Corp	Corporate Bond	6.316%	1/20/31		569,863
	News Amer Hldgs Inc Sr Deb	Corporate Bond	7.750%	1/20/24		44,988
	Prudential Secs Secd Fing Corp	Corporate Bond	7.727%	2/15/10		790,365
	Rouse Co	Corporate Bond	3.625%	3/15/09		157,205
	Salomon Bros Mtg Secs Vii Inc	Corporate Bond	6.499%	10/13/11		462,497
	Salomon Bros Coml Mtg Tr	Corporate Bond	6.592%	12/18/33		369,117
	Structured Asset Secs Corp *Pp*	Corporate Bond	3.357%	1/25/31		217,290
	Tci Communications Inc Deb	Corporate Bond	7.125%	2/15/28		119,567
	Tiaa Global Mkts Inc	Corporate Bond	3.875%	1/22/08		49,993
	Time Warner Companies Inc	Corporate Bond	7.570%	2/1/24		238,601
	UBS Pfd Fdg Tr I	Corporate Bond	8.622%	10/29/49		53,879
	Vodafone Airtouch Plc	Corporate Bond	7.750%	2/15/10		79,117
	Verizon Md Inc	Corporate Bond	5.125%	6/15/33		77,569
	Wachovia Bk Coml Mtg Tr	Corporate Bond	5.125%	8/15/35		503,768
	Wells Fargo Mtg Backed Secs V/R	Corporate Bond	4.476%	7/25/34		592,757
	Banc Amer Alternative Ln Tr	Corporate Bond	5.000%	7/25/19		169,797
	Banc Amer Alternative Ln Tr	Corporate Bond	5.000%	6/25/19		145,958
	Gmac Coml Mtg Secs Inc	Corporate Bond	7.179%	8/15/36		317,607
	Suntrust Bk Inc	Corporate Bond	4.000%	10/15/08		69,548
	Bank One Issuance Tr V/R	Corporate Bond	14.603%	12/15/10		50,016
	Wells Fargo & Co New	Corporate Bond	4.200%	1/15/10		79,494
	Banc Amer Coml Mtg Inc	Corporate Bond	4.512%	12/10/42		436,208
	Gs Mtg Secs Corp	Corporate Bond	4.056%	8/25/34		627,498
	Discover Card Master Tr I	Corporate Bond	4.973%	3/17/08		499,764
	Citigroup Inc	Corporate Bond	4.125%	2/22/10		142,879
	Fort Irwin Ld Llc	Corporate Bond	5.300%	12/15/35		104,322
	J P Morgan Chase Coml Mtg Secs	Corporate Bond	5.857%	10/12/35		476,404
	Scottish Pwr Plc	Corporate Bond	4.910%	3/15/10		223,976
	News Amer Inc	Corporate Bond	6.200%	12/15/34		14,787
	Credit Suisse First Boston Mtg	Corporate Bond	4.832%	4/15/37		384,687
	Daimlerchrysler Auto Tr	Corporate Bond	4.040%	9/8/09		126,112
	First Un Natl Bk Coml Mtg Tr	Corporate Bond	6.663%	1/12/43		1,446,894
	Berkshire Hathaway Fin Corp	Corporate Bond	4.125%	1/15/10		55,199
	Florida Pwr & Lt Co	Corporate Bond	4.950%	6/1/35		44,000
	Gs Mtg Secs Corp Ii	Corporate Bond	4.751%	7/10/39		143,786
	Citigroup Inc	Corporate Bond	4.625%	8/3/10		49,728
	J P Morgan Chase Coml Mtg Secs	Corporate Bond	4.895%	9/12/37		411,319
	Mbna Cr Card Master Nt Tr	Corporate Bond	4.962%	12/15/10		624,739
	Credit Suisse First Boston Mtg	Corporate Bond	5.183%	11/15/36		541,552
	Homebanc Mtg Tr	Corporate Bond	5.053%	10/25/35		298,702
	Honda Auto Receivables Owner Trust	Corporate Bond	4.460%	5/21/09		178,461
	Structured Adj Rate Mtg Ln Tr	Corporate Bond	5.103%	10/25/35		189,550
	Wells Fargo & Co New	Corporate Bond	4.625%	8/9/10		235,181
	Telecom Italia Cap	Corporate Bond	6.000%	9/30/34		29,172
	Fort Irwin Ld Llc	Corporate Bond	5.030%	12/15/25		46,741
	General Elec Cap Corp Medium	Corporate Bond	5.000%	11/15/11		657,872
	News Amer Hldgs Inc	Corporate Bond	8.500%	2/23/25		59,585
	Washington Mut Asset Secs Corp	Corporate Bond	4.240%	5/25/36		109,421
	Banc Amer Coml Mtg Inc	Corporate Bond	6.085%	6/11/35		694,629
	First Un Natl Bk Coml Mtg Tr	Corporate Bond	6.141%	2/12/34		498,230
	Structured Asset Invt Ln Tr	Corporate Bond	4.8631%	1/25/36		52,071
	Wells Fargo & Co New	Corporate Bond	4.875%	1/12/11		96,277
	Comcast Corp New	Corporate Bond	5.900%	3/15/16		100,609
	Unitedhealth Group Inc	Corporate Bond	5.250%	3/15/11		611,770
	Credit Suisse First Boston Mtg	Corporate Bond	5.603%	7/15/35		504,252
	Lb Coml Conduit Mtg Tr	Corporate Bond	6.300%	10/15/35		770,042
	Morgan Stanley Cap I Inc	Corporate Bond	4.859%	3/25/36		145,098
	Salomon Bros Mtg Secs VII Inc – Var. Rate	Corporate Bond		1/18/09		298,501
	United Mexican Sts Medium Term	Corporate Bond	5.625%	1/15/17		162,160
	Morgan Stanley Abs Cap I Inc	Corporate Bond	4.895%	6/25/36		183,221
	Asset Backed Ctfs Tr 2006-8	Corporate Bond	4.813%	6/28/36		211,749
	Carrington Mtg Ln Tr Ser	Corporate Bond	4.848%	7/25/36		98,249
	Gsamp 2006-He4	Corporate Bond	4.851%	6/25/36		167,239
	Opteum Mtg Accep Corp 2006-2	Corporate Bond	4.843%	7/25/36		306,290
	Ramp Ser 2006-Rs4 Tr	Corporate Bond	4.869%	11/25/28		260,143
	Wachovia Auto Owner Tr 2006-A	Corporate Bond	5.380%	6/20/13		583,097
	First Franklin Mtg Ln Tr Ser	Corporate Bond	4.833%	7/25/36		188,677
	Lehman Brothers Hldgs Inc M/T/N	Corporate Bond	5.750%	7/18/11		151,122
	Residential Asset Securities C	Corporate Bond	4.849%	7/28/36		320,135
	Securitized Asset Backed	Corporate Bond	4.837%	5/25/36		161,379
	Morgan Stanley	Corporate Bond		1/9/12		695,801
	Anadarko Pete Corp	Corporate Bond	6.450%	9/15/36		71,284
	Anadarko Pete Corp	Corporate Bond	5.950%	9/15/16		305,469
	Gs Mtg Secs Tr 2006-Gg8	Corporate Bond	5.560%	11/10/39		198,041
	Bristol Myers Squibb Co Deb	Corporate Bond	5.875%	11/15/36		99,372
	Lb-UBS Coml Mtg Tr 2006-C7	Corporate Bond	5.347%	11/15/38		525,209
	Metlife Inc	Corporate Bond	6.400%	12/15/36		238,287
	Wachovia Bk Coml Mtg Tr Coml	Corporate Bond	5.308%	11/15/48		472,858
	Bac Capital Trust Xi Restr	Corporate Bond	6.625%	5/23/36		53,508
	Travelers Cos Inc	Corporate Bond	6.250%	3/15/67		164,113
	Chubb Corp	Corporate Bond		3/29/37		146,312
	Lincoln Natl Corp Ind	Corporate Bond	6.050%	4/20/67		93,356
	Morgan Stanley Group Inc Deb	Corporate Bond	5.550%	4/27/17		29,255
	Ge Coml Mtg Corp Ser 2007-C1	Corporate Bond	5.543%	12/10/49		480,375
	General Elec Cap Corp Medium	Corporate Bond	5.000%	4/10/12		91,109
	Slm Corp Medium Term Nts Book	Corporate Bond		1/27/14		136,779
	Credit Suisse Guernsey Brh	Corporate Bond	5.860%	5/15/49		268,560
	Goldman Sachs Cap II	Corporate Bond		5/15/37		173,614
	J P Morgan Chase Coml Mtg Secs	Corporate Bond	5.040%	10/15/42		161,546
	Allstate Corp	Corporate Bond	6.125%	5/15/37		77,186
	Jpmorgan Chase Bk N A New York	Corporate Bond	6.000%	7/5/17		303,786
	Suncor Energy Inc	Corporate Bond	6.500%	6/15/38		10,692
	Bank Amer N A Charlotte N C	Corporate Bond	6.100%	6/15/17		127,749
	J P Morgan Chase Coml Mtg Secs	Corporate Bond	5.992%	6/15/49		204,421
	Lehman Brothers Hldgs Inc M/T/N	Corporate Bond	6.000%	7/19/12		392,019
	Midamerican Energy Hldgs Co	Corporate Bond	5.950%	5/15/37		169,747
	Xto Energy Inc	Corporate Bond	6.750%	8/1/37		144,805
	Xto Energy Inc	Corporate Bond	6.250%	8/1/17		78,684
	Wells Fargo Mtg Backed Secs	Corporate Bond	6.119%	9/25/36		317,036
	Bank Amer Corp	Corporate Bond	6.000%	9/1/17		332,043
	Bear Stearns Cos Inc M/T/N	Corporate Bond	6.950%	8/10/12		298,178
	Citigroup Mtg Ln Tr	Corporate Bond	5.344%	8/25/35		485,448
	Comcast Corp New	Corporate Bond	6.950%	8/15/37		296,799
	General Elec Cap Corp M/T/N	Corporate Bond	6.150%	8/7/37		196,550
	Kraft Foods Inc	Corporate Bond	6.500%	8/11/17		258,638
	Lehman Brothers Hldgs Inc	Corporate Bond		9/15/22		123,505
	Morgan Stanley	Corporate Bond	6.250%	8/28/17		452,387
	Cwabs Asset Backed Ctfs Tr	Corporate Bond	5.133%	5/25/29		554,209
	Gs Mtg Secs Corp	Corporate Bond	5.250%	7/25/35		436,042
	Wachovia Bk Coml Mtg Tr Coml	Corporate Bond	6.100%	2/15/51		647,358
	Cobalt Cmbs Coml Mtg Tr	Corporate Bond	6.015%	5/15/46		471,156
	Morgan Stanley Cap I Tr	Corporate Bond	6.078%	6/11/49		304,681
	Bear Stearns Cos Inc	Corporate Bond	6.400%	10/2/17		169,078
	International Business Machs	Corporate Bond	5.700%	9/14/17		258,440
	Jpmorgan Chase Cap Xxv	Corporate Bond	6.800%	10/1/37		889,360
	J P Morgan Chase Coml Mtg Secs	Corporate Bond	5.827%	2/15/51		168,342
	Morgan Stanley Cap Tr I	Corporate Bond	5.812%	4/12/49		76,187
	Lehman Brothers Hldgs Inc	Corporate Bond	6.200%	9/26/14		239,340
	Wachovia Bk Coml Mtg Tr Coml	Corporate Bond	6.055%	2/15/51		917,213
	Citigroup Inc	Corporate Bond	5.300%	10/17/12		835,733
	Chase Issuance Tr	Corporate Bond	5.120%	10/15/14		819,349
	Coca Cola Co	Corporate Bond	5.350%	11/15/17		435,430
	Diageo Cap Plc	Corporate Bond	5.200%	1/30/13		652,964
	Ford Cr Auto Owner Tr 2007-B	Corporate Bond	5.150%	11/15/11		1,312,841
	New York Life Global Fdg Restr	Corporate Bond	5.250%	10/16/12		255,795
	Citigroup Mtg Ln Tr 2007-Ar4	Corporate Bond	5.767%	3/25/37		997,593
	Wells Fargo Mtg Backed Secs	Corporate Bond	3.541%	9/25/34		965,888
	Midamerican Energy Hldgs Co	Corporate Bond	6.500%	9/15/37		78,322
	Bank Amer Corp	Corporate Bond	5.750%	12/1/17		1,057,416
	Citigroup Inc	Corporate Bond	6.125%	11/21/17		482,778
	General Elec Cap Corp Medium	Corporate Bond	6.375%	11/15/67		309,744
	Wachovia Bk Natl Assn Medium	Corporate Bond	6.600%	1/15/38		603,012
	Morgan Stanley Cap I Tr	Corporate Bond	5.809%	12/12/49		437,387
	Citigroup Mtg Ln Tr 2007-Amc3	Corporate Bond	4.893%	3/25/37		309,664
	Cd 2007-Cd5 Mtg Tr	Corporate Bond	5.886%	11/15/44		299,388
	Capital Auto Receivables Asset	Corporate Bond	4.860%	5/15/14		693,094
	At&T Inc	Corporate Bond	6.300%	1/15/38		507,995
	Citigroup Cap Xxi	Corporate Bond	8.300%	12/21/57		428,118
	Kraft Foods Inc	Corporate Bond	6.125%	2/1/18		428,247
	Lehman Brothers Hldgs Inc	Corporate Bond	6.750%	12/28/17		386,513
	Transocean Inc	Corporate Bond	6.800%	3/15/38		102,035
	UBS Ag Stamford Brh Medium	Corporate Bond	5.875%	12/20/17		624,365
	J P Morgan Mtg Acquisition Tr	Corporate Bond	4.915%	11/1/29		938,232
			Total Corporate Bond s			132,177,882

	Federal Natl Mtg Assn Gtd Remic	Gov’t Fixed Income	3.310%	2/25/32		179,709
	Gov’t Nat’l Mtge Assn Pool # 780985	Gov’t Fixed Income	6.000%	12/15/08		20,918
	Gov’t Nat’l Mtge Assn Pool # 781284	Gov’t Fixed Income	6.000%	2/15/11		39,919
	FNMA TBA 30Yr Sfm 05.50% Feb	Gov’t Fixed Income	5.50%	2/1/38		(7,785,375)
	Federal Nat’l Mtge Assn Pool # 780993	Gov’t Fixed Income	3.912%	5/1/34		1,701,821
	Federal Nat’l Mtge Assn Pool # 251904	Gov’t Fixed Income	6.000%	8/1/08		10,880
	Federal Nat’l Mtge Assn Pool # 0323331	Gov’t Fixed Income	6.500%	11/1/08		17,984
	Federal Nat’l Mtge Assn Pool # 555255	Gov’t Fixed Income	6.184%	4/1/40		189,826
	Gov’t Nat’l Mtge Assn Pool # 80947	Gov’t Fixed Income	4.750%	6/20/34		1,620,376
	Gov’t Nat’l Mtge Assn Pool # 81257	Gov’t Fixed Income	5.000%	2/20/35		1,184,903
	Federal Nat’l Mtge Assn Pool # 806556	Gov’t Fixed Income	4.543%	2/1/35		1,512,833
	Federal Natl Mtg Assn Remic Tr	Gov’t Fixed Income	6.000%	2/25/27		1,100,144
	Federal Nat’l Mtge Assn Pool # 735661	Gov’t Fixed Income	5.500%	12/1/17		2,437,652
	Federal Nat’l Mtge Assn Pool # 828056	Gov’t Fixed Income	4.855%	6/1/35		739,435
	Fed’l Home Loan Mtge Corp Grp # 1B2139	Gov’t Fixed Income	4.778%	3/1/35		622,286
	Federal Natl Mtg Assn Remic Tr	Gov’t Fixed Income	5.750%	7/25/35		587,265
	Federal Natl Mtg Assn Remic Tr	Gov’t Fixed Income	5.750%	8/25/23		84,441
	Federal Nat’l Mtge Assn Pool # 255572	Gov’t Fixed Income	5.500%	12/1/14		232,234
	Federal Nat’l Mtge Assn Pool # 255676	Gov’t Fixed Income	5.500%	3/1/15		216,244
	Federal Nat’l Mtge Assn Pool # 766457	Gov’t Fixed Income	4.226%	3/1/34		908,749
	Fed’l Home Loan Mtge Corp Grp # 847473	Gov’t Fixed Income	5.034%	12/1/35		2,124,168
	Federal Home Ln Mtg Corp Remic Tr	Gov’t Fixed Income	5.375%	9/15/11		1,582,454
	Federal Nat’l Mtge Assn Pool # 745930	Gov’t Fixed Income	7.500%	9/1/35		619,536
	Federal Nat’l Mtge Assn Pool # 888073	Gov’t Fixed Income	5.500%	2/1/35		3,659,007
	Federal Nat’l Mtge Assn Pool # 831106	Gov’t Fixed Income	5.500%	7/1/35		4,210,724
	Fed’l Home Loan Mtge Corp Grp # 1G0226	Gov’t Fixed Income	4.635%	4/1/35		944,912
	Federal Home Ln Mtg Corp Remic Tr	Gov’t Fixed Income	5.500%	8/15/17		1,406,660
	Federal Home Ln Mtg Corp V/R	Gov’t Fixed Income	1.438%	4/15/37		442,846
	Federal Home Ln Mtg Corp Remic	Gov’t Fixed Income	1.448%	4/15/37		207,588
	Federal Home Ln Mtg Corp Remic Tr	Gov’t Fixed Income	5.500%	6/15/26		1,957,939
	Federal Natl Mtg Assn Stripped	Gov’t Fixed Income	5.000%	10/1/36		318,661
	Federal Nat’l Mtge Assn Pool # 888811	Gov’t Fixed Income	6.500%	3/1/37		2,974,592
	Federal Nat’l Mtge Assn Pool # 888813	Gov’t Fixed Income	6.500%	3/1/37		2,611,880
	Gov’t Nat’l Mtg Assn Pool# 781590	Gov’t Fixed Income	5.500%	4/15/33		74,621
	Gov’t Nat’l Mtge Assn Pool # 589206	Gov’t Fixed Income	6.000%	10/15/32		9,027
	Gov’t Nat’l Mtge Assn Pool # 599742	Gov’t Fixed Income	6.000%	10/15/32		3,319
	Gov’t Nat’l Mtge Assn Pool # 80916	Gov’t Fixed Income	4.750%	5/20/34		639,077
	Small Business Admin Gtd Partn	Gov’t Fixed Income	4.524%	2/10/13		200,720
	Gov’t Nat’l Mtge Assn Pool # 590089	Gov’t Fixed Income	5.500%	7/15/33		47,189
	Gov’t Nat’l Mtge Assn Pool # 572394	Gov’t Fixed Income	7.000%	11/15/31		4,527
	Gov’t Nat’l Mtge Assn Pool # 499416	Gov’t Fixed Income	6.000%	2/15/29		2,927
	Gov’t Nat’l Mtge Assn Pool # 372062	Gov’t Fixed Income	6.500%	3/15/24		71,730
	Gov’t Nat’l Mtge Assn Pool # 781548	Gov’t Fixed Income	7.000%	11/15/32		9,549
	Gov’t Nat’l Mtge Assn Pool # 781328	Gov’t Fixed Income	7.000%	9/15/31		49,810
	Fed’l Home Loan Mtge Corp Grp # G01391	Gov’t Fixed Income	7.000%	4/1/32		58,134
	Fed’l Home Loan Mtge Corp Grp # E00627	Gov’t Fixed Income	5.500%	2/1/14		112,022
	Fed’l Home Loan Mtge Corp Grp # E91860	Gov’t Fixed Income	5.500%	10/1/17		64,186
	Fed’l Home Loan Mtge Corp Grp # E88978	Gov’t Fixed Income	5.500%	4/1/17		86,073
	Fed’l Home Loan Mtge Corp Grp # C90213	Gov’t Fixed Income	7.000%	4/1/18		19,549
	Fed’l Home Loan Mtge Corp Grp # C49499	Gov’t Fixed Income	6.500%	4/1/31		3,625
	Fed’l Home Loan Mtge Corp Grp # B14156	Gov’t Fixed Income	4.000%	5/1/19		59,276
	Fed’l Home Loan Mtge Corp Grp # B14838	Gov’t Fixed Income	4.500%	6/1/19		362,537
	Federal Nat’l Mtge Assn Pool # 545762	Gov’t Fixed Income	6.500%	7/1/32		41,870
	Federal Nat’l Mtge Assn Pool # 555114	Gov’t Fixed Income	5.500%	12/1/17		7,347
	Federal Nat’l Mtge Assn Pool # 254548	Gov’t Fixed Income	5.500%	12/1/32		785,702
	Federal Nat’l Mtge Assn Pool # 562319	Gov’t Fixed Income	7.000%	1/1/31		239
	Federal Nat’l Mtge Assn Pool # 545556	Gov’t Fixed Income	7.000%	4/1/32		14,546
	Federal Nat’l Mtge Assn Pool # 555384	Gov’t Fixed Income	5.500%	4/1/18		1,462,863
	Federal Nat’l Mtge Assn Pool # 254407	Gov’t Fixed Income	7.000%	8/1/32		74,128
	Federal Nat’l Mtge Assn Pool # 545900	Gov’t Fixed Income	5.500%	7/1/17		20,291
	Federal Nat’l Mtge Assn Pool # 725027	Gov’t Fixed Income	5.000%	11/1/33		617,832
	Federal Nat’l Mtge Assn Pool # 190319	Gov’t Fixed Income	6.500%	2/1/32		28,468
	Federal Nat’l Mtge Assn Pool # 687885	Gov’t Fixed Income	5.500%	3/1/18		52,201
	Federal Nat’l Mtge Assn Pool # 555591	Gov’t Fixed Income	5.500%	7/1/33		621,882
	Gov’t Nat’l Mtge Assn Pool # 80947	Gov’t Fixed Income	4.750%	6/20/34		484,837
	Fed’l Home Loan Mtge Corp Grp # M80817	Gov’t Fixed Income	4.000%	5/1/10		137,148
	Fed’l Home Loan Mtge Corp Grp # B15485	Gov’t Fixed Income	5.000%	6/1/19		154,419
	FNMA TBA 30Yr Sfm 05.50% Jan	Gov’t Fixed Income	5.50%	1/1/35		2,596,750
	FNMA TBA 15Yr Sfm 05.00% Jan	Gov’t Fixed Income	5.00%	1/1/20		700,656
	FNMA TBA 30Yr Sfm 05.00% Jan	Gov’t Fixed Income	5.00%	1/1/37		5,756,188
	Federal Nat’l Mtge Assn Pool # 589084	Gov’t Fixed Income	6.500%	9/1/31		987
	Federal Natl Mtg Assn Remic Tr	Gov’t Fixed Income	6.000%	8/25/28		193,485
	FNMA TBA 15Yr Sfm 04.50% Jan	Gov’t Fixed Income	4.50%	1/1/19		2,460,156
	Federal Nat’l Mtge Assn Pool # 617271	Gov’t Fixed Income	5.500%	1/1/17		205,035
	Federal Nat’l Mtge Assn Pool # 545823	Gov’t Fixed Income	5.500%	8/1/17		7,063
	Federal Nat’l Mtge Assn Pool # 773501	Gov’t Fixed Income	5.500%	8/1/19		551,181
	Federal Home Ln Mtg Corp	Gov’t Fixed Income	5.500%	1/15/31		305,329
	FNMA TBA 15Yr Sfm 05.50% Jan	Gov’t Fixed Income	5.00%	1/1/20		(2,734,594)
	FNMA TBA 30Yr Sfm 06.00% Jan	Gov’t Fixed Income	6.00%	1/1/35		(3,452,063)
	Federal Natl Mtg Assn Remic Tr	Gov’t Fixed Income	5.000%	3/25/18		129,926
	Federal Home Ln Mtg Corp Remic Tr	Gov’t Fixed Income	5.000%	12/15/17		280,203
	FHLMC TBA 30Yr Gold Sfm 05.50% Jan	Gov’t Fixed Income	5.50%	1/1/36		6,485,781
	Federal Natl Mtg Assn Remic Tr	Gov’t Fixed Income	6.500%	7/25/34		159,855
	FNMA TBA 30Yr Sfm 06.50% Feb	Gov’t Fixed Income	6.50%	2/1/35		12,527,875
	FHLMC TBA 15Yr Gold Sfm 05.00% Jan	Gov’t Fixed Income	5.00%	1/1/19		(1,701,594)
	FHLMC TBA 30Yr Gold Sfm 06.00% Feb	Gov’t Fixed Income	6.00%	2/1/35		7,501,750
	Fed’l Home Loan Mtge Corp Grp # B18931	Gov’t Fixed Income	4.500%	3/1/20		69,167
	Fed’l Home Loan Mtge Corp Grp # G11681	Gov’t Fixed Income	5.000%	4/1/20		132,455
	Fed’l Home Loan Mtge Corp Grp # G11742	Gov’t Fixed Income	5.000%	7/1/20		67,204
	Federal Nat’l Mtge Assn Pool # 190347	Gov’t Fixed Income	5.000%	1/1/34		794,016
	Federal Nat’l Mtge Assn Pool # 357802	Gov’t Fixed Income	5.500%	6/1/20		146,699
	Federal Natl Mtg Assn Remic Tr	Gov’t Fixed Income	5.500%	5/25/27		381,051
	Fed’l Home Loan Mtge Corp Grp # G11720	Gov’t Fixed Income	4.500%	8/1/20		422,690
	Federal Nat’l Mtge Assn Pool # 844803	Gov’t Fixed Income	4.500%	10/1/35		82,159
	Federal Nat’l Mtge Assn Pool # 809774	Gov’t Fixed Income	4.722%	2/1/35		268,354
	Federal Nat’l Mtge Assn Pool # 555606	Gov’t Fixed Income	4.000%	7/1/18		51,147
	Federal Nat’l Mtge Assn Pool # 828346	Gov’t Fixed Income	5.000%	7/1/35		408,762
	Federal Nat’l Mtge Assn Pool # 786574	Gov’t Fixed Income	6.500%	7/1/34		878,792
	Federal Nat’l Mtge Assn Pool # 735989	Gov’t Fixed Income	5.500%	2/1/35		62,873
	Federal Nat’l Mtge Assn Pool # 745140	Gov’t Fixed Income	5.000%	11/1/35		228,509
	Fed’l Home Loan Mtge Corp Grp # J00432	Gov’t Fixed Income	5.000%	11/1/20		151,919
	Fed’l Home Loan Mtge Corp Grp # J00813	Gov’t Fixed Income	5.000%	12/1/20		84,704
	Fed’l Home Loan Mtge Corp Grp # J02314	Gov’t Fixed Income	5.000%	7/1/20		286,758
	Fed’l Home Loan Mtge Corp Grp # J02443	Gov’t Fixed Income	5.000%	8/1/20		249,843
	Federal Nat’l Mtge Assn Pool # 845326	Gov’t Fixed Income	6.000%	12/1/35		66,346
	Fed’l Home Loan Mtge Corp Strip	Gov’t Fixed Income	5.500%	8/1/35		158,345
	Fed’l Home Loan Mtge Corp Grp # J05930	Gov’t Fixed Income	5.500%	3/1/21		81,704
	Federal Nat’l Mtge Assn Pool # 865807	Gov’t Fixed Income	5.500%	3/1/21		45,172
	Federal Nat’l Mtge Assn Pool # 833522	Gov’t Fixed Income	5.500%	9/1/20		38,767
	Federal Nat’l Mtge Assn Pool # 778519	Gov’t Fixed Income	5.500%	4/1/19		32,931
	Federal Natl Mtg Assn Stripped	Gov’t Fixed Income	5.500%	1/25/36		34,201
	Federal Home Ln Mtg Corp	Gov’t Fixed Income	5.500%	2/15/27		1,143,228
	Fed’l Home Loan Mtge Corp Grp # 1K1233	Gov’t Fixed Income	5.444%	5/1/36		609,875
	Fed’l Home Loan Mtge Corp Grp # J00252	Gov’t Fixed Income	5.500%	10/1/20		116,758
	Fed’l Home Loan Mtge Corp Grp # J02895	Gov’t Fixed Income	5.500%	6/1/21		677,586
	Fed’l Home Loan Mtge Corp Grp # J03285	Gov’t Fixed Income	5.000%	8/1/21		84,697
	Fed’l Home Loan Mtge Corp Grp # J03286	Gov’t Fixed Income	5.000%	9/1/21		680,397
	Fed’l Home Loan Mtge Corp Grp # J00558	Gov’t Fixed Income	5.000%	12/1/20		255,696
	Fed’l Home Loan Mtge Corp Grp # G11753	Gov’t Fixed Income	5.000%	8/1/20		808,259
	Federal Nat’l Mtge Assn Pool # 880504	Gov’t Fixed Income	5.500%	8/1/21		176,164
	Federal Nat’l Mtge Assn Pool # 900135	Gov’t Fixed Income	6.500%	9/1/36		64,111
	Federal Nat’l Mtge Assn Pool # 745275	Gov’t Fixed Income	5.000%	2/1/36		3,590,186
	Federal Nat’l Mtge Assn Pool # 674612	Gov’t Fixed Income	5.500%	12/1/17		301,199
	Federal Nat’l Mtge Assn Pool # 904054	Gov’t Fixed Income	5.500%	11/1/36		169,224
	Federal Nat’l Mtge Assn Pool # 831549	Gov’t Fixed Income	6.000%	5/1/36		261,137
	Federal Nat’l Mtge Assn Pool # 907118	Gov’t Fixed Income	5.500%	12/1/36		1,879,093
	Federal Nat’l Mtge Assn Pool # 493236	Gov’t Fixed Income	6.500%	4/1/29		2,002
	Federal Natl Mtg Assn Stripped	Gov’t Fixed Income	5.000%	7/1/36		198,145
	Federal Nat’l Mtge Assn Pool # 851220	Gov’t Fixed Income	5.500%	5/1/36		1,700,420
	Federal Nat’l Mtge Assn Pool # 256749	Gov’t Fixed Income	6.000%	6/1/37		76,367
	Federal Nat’l Mtge Assn Pool # 939562	Gov’t Fixed Income	6.000%	7/1/37		400,502
	Federal Nat’l Mtge Assn Pool # 941280	Gov’t Fixed Income	6.000%	6/1/37		414,662
	Federal Nat’l Mtge Assn Pool # 945841	Gov’t Fixed Income	6.000%	8/1/37		2,214,043
	Federal Nat’l Mtge Assn Pool # 942950	Gov’t Fixed Income	6.000%	9/1/37		597,656
	Federal Nat’l Mtge Assn Pool # 942133	Gov’t Fixed Income	6.000%	8/1/37		359,774
	Federal Nat’l Mtge Assn Pool # 942899	Gov’t Fixed Income	6.000%	9/1/37		621,120
	Federal Nat’l Mtge Assn Pool # 902023	Gov’t Fixed Income	6.000%	12/1/36		337,342
	Federal Nat’l Mtge Assn Pool # 936572	Gov’t Fixed Income	6.000%	5/1/37		538,604
	Federal Nat’l Mtge Assn Pool # 941429	Gov’t Fixed Income	6.000%	7/1/37		352,898
	Federal Nat’l Mtge Assn Pool # 917336	Gov’t Fixed Income	6.000%	4/1/37		358,348
	Federal Nat’l Mtge Assn Pool # 939564	Gov’t Fixed Income	6.000%	7/1/37		366,317
	Federal Nat’l Mtge Assn Pool # 919123	Gov’t Fixed Income	6.000%	5/1/37		353,453
	Federal Nat’l Mtge Assn Pool # 948639	Gov’t Fixed Income	6.500%	8/1/37		809,908
	Federal Nat’l Mtge Assn Pool # 888817	Gov’t Fixed Income	5.500%	8/1/37		2,956,556
	Federal Natl Mtg Assn Remic Tr	Gov’t Fixed Income	5.500%	7/25/28		490,155
	United States Treas Nts	Gov’t Fixed Income	3.875%	10/31/12		397,648
	Federal Home Ln Mtg Corp Deb	Gov’t Fixed Income	3.370%	4/28/08		1,588,780
	Federal Home Ln Mtg Corp	Gov’t Fixed Income	3.750%	3/3/09		822,938
	Federal Home Ln Mtg Corp	Gov’t Fixed Income	4.625%	5/28/13		275,172
	Israel St	Gov’t Fixed Income	5.500%	9/18/33		165,306
	Resolution Fdg Corp Fed Book	Gov’t Fixed Income		10/15/18		46,137
	Resolution Fdg Corp Fed Book	Gov’t Fixed Income		7/15/18		46,720
	United States Treas Nts	Gov’t Fixed Income	4.125%	8/31/12		1,096,535
	United States Treas Nts	Gov’t Fixed Income	3.875%	10/31/12		3,731,773
	GNMA II TBA 30Yr Jumbo 06.00% Jan	Gov’t Fixed Income	6.000%	1/1/31		2,244,688
	Federal Natl Mtg Assn	Gov’t Fixed Income	5.375%	6/12/17		297,413
	United States Treas Bds	Gov’t Fixed Income	5.000%	5/15/37		572,208
	Fed’l Home Loan Mtge Corp	Gov’t Fixed Income	8.375%	12/31/49		721,740
	Bear Stearns Asset Backed Secs	Gov’t Fixed Income		1/25/36		320,968
			Total Government Bonds			108,557,327

	Sales Tax Asset Receivable	State & Local Obligations	3.600%	10/15/08		198,518
		Total State & Local Obligations				198,518

	Petro Cda	Other Bonds	5.350%	7/15/33		89,032
	Business Ln Ctr Inc V/R Restr	Other Bonds	6.750%	1/15/25		194,230
	Gs Mtg Secs Corp	Other Bonds	5.090%	3/20/23		183,525
	Structured Asset Receivables *Pp*	Other Bonds	5.720%	1/21/09		566,524
	Amresco Independence Fdg Inc V/R *Pp*	Other Bonds		6/15/26		219,052
	Usaa Auto Owner Tr	Other Bonds	4.000%	12/15/09		473,867
	Glitnir Banki Hf Medium Term Restr	Other Bonds		4/20/10		611,606
	Israel St	Other Bonds	5.500%	4/26/24		377,304
	Belvoir Ld Llc *Pp*	Other Bonds	5.270%	12/15/47		44,333
	Amgen Inc Restr – Sr Nt Fltg	Other Bonds		11/28/08		274,667
	Monumental Global Fdg Ii- Restr – Fltg Rt	Other Bonds		6/16/10		500,000
	Barclays Bk Plc Restr – Sub Hybrid	Other Bonds		12/31/49		545,554
	Edp Fin B V Amsterdam Restr	Other Bonds	6.000%	2/2/18		243,835
	Royal Bk Scotland Group Plc Restr	Other Bonds	6.990%	10/5/49		299,097
	Tiaa Global Mkts Inc Mtn Restr	Other Bonds	5.125%	10/10/12		433,190
	J P Morgan Mtg Tr *Pp*	Other Bonds	3.886%	8/25/34		1,105,559
	Bank One Issuance 03-A3	Other Bonds	5.430%	12/15/10		500,160
			Total Other Bonds			6,661,535
			Total Bonds and Debentures			247,595,262

	Aeon Co Ltd	Common Stock				425,198
	Aiful Corp	Common Stock				268,020
	Amada Co Ltd ADR	Common Stock				298,869
	A/S Dampskibsselskabet Torm	Common Stock				414,180
	Abb Ltd	Common Stock				1,529,568
	Aegon N V	Common Stock				620,562
	Advantest Corp	Common Stock				135,648
	Air Liquide ADR	Common Stock				979,384
	Air France-Klm	Common Stock				564,894
	Ajinomoto Inc ADR	Common Stock				443,711
	Aktiebolgt Electrolux ADR	Common Stock				466,693
	Akzo Nobel N V ADR	Common Stock				416,551
	Alcatel-Lucent ADR	Common Stock				421,632
	All Nippon Awys Ltd	Common Stock				521,277
	Allianz Se ADR	Common Stock				2,231,250
	Allied Irish Bks P L C Spon ADR	Common Stock				466,291
	Alpha Bk A E	Common Stock				495,386
	Altana Aktiengesellschaft	Common Stock				360,580
	Alps Elec Ltd ADR	Common Stock				518,820
	Alumina Ltd	Common Stock				432,412
	Amcor Ltd ADR New	Common Stock				447,156
	Amer Sports Corporation Spon	Common Stock				554,197
	Anglo Amern Plc	Common Stock				1,638,765
	Arcelormittal Sa Luxembourg	Common Stock				1,366,465
	Asahi Glass ADR	Common Stock				415,958
	Asahi Kasei Corp ADR	Common Stock				392,928
	Astrazeneca Plc Spons ADR	Common Stock				1,288,882
	Atlas Copco Ab	Common Stock				543,429
	Atlas Copco Ab Sponsored ADR	Common Stock				510,640
	Australia & New Zealand Bkg	Common Stock				1,318,883
	Axa ADR	Common Stock				1,576,487
	Bt Group Plc	Common Stock				855,171
	Bnp Paribas	Common Stock				2,756,256
	Bae Sys Plc	Common Stock				880,297
	Banco Bilbao Vizcaya	Common Stock				2,056,400
	Banco Santander S A	Common Stock				3,547,638
	Bank Yokohama Ltd Japan ADR	Common Stock				519,325
	Barclays Plc ADR	Common Stock				1,654,161
	Basf Se	Common Stock				1,584,102
	Bayer A G Sponsored ADR	Common Stock				1,577,544
	Bhp Billiton Limited	Common Stock				2,472,412
	Bhp Billiton Plc	Common Stock				1,409,900
	Bg Plc	Common Stock				1,671,116
	Bunzl Plc	Common Stock				389,806
	Boral Ltd New	Common Stock				434,736
	Bp Plc Spons ADR	Common Stock				4,518,248
	Bridgestone Corp ADR	Common Stock				409,297
	British Sky Broadcasting Group Spons ADR	Common Stock				349,778
	British Awys Plc ADR	Common Stock				505,604
	British American Tobacco	Common Stock				1,453,360
	British Ld Co Plc	Common Stock				566,211
	Bulgari S P A ADR	Common Stock				341,045
	Business Objects S A Sponsored ADR	Common Stock				736,890
	Cadbury Schweppes P L C ADR	Common Stock				645,513
	Canon Inc ADR Repstg 5 Shs	Common Stock				916,600
	Carnival Plc	Common Stock				302,289
	Centrica Plc	Common Stock				538,454
	Cheung Kong Hldgs Ltd ADR	Common Stock				850,678
	Ciba Specialty Chemicals Hldg	Common Stock				406,215
	City Devs Ltd Spons ADR	Common Stock				512,980
	Clp Holdings Ltd	Common Stock				375,595
	Coca Cola Amatil Ltd	Common Stock				601,825
	Coca-Cola Hellenic Bottling Co	Common Stock				448,770
	Commerzbank A G Sponsored ADR	Common Stock				749,531
	Commonwealth Bk Australia Spnrd ADR 144A	Common Stock				1,821,433
	Compass Group Plc	Common Stock				365,981
	Computershare Ltd	Common Stock				461,510
	Continental Ag Sponsored ADR	Common Stock				622,762
	Credit Suisse Group Sponsored ADR	Common Stock				1,494,687
	Crh Plc ADR	Common Stock				313,920
	Dbs Group Hldgs Ltd	Common Stock				546,459
	Dsg Intl Plc	Common Stock				232,338
	Dai Nippon Prtg Ltd Japan	Common Stock				352,968
	Daimler Ag	Common Stock				2,027,356
	Daiwa House Ind Ltd ADR	Common Stock				310,003
	Daiwa Group Inc.	Common Stock				545,676
	Danske Bk A/S ADR	Common Stock				610,990
	Dassault Sys S A	Common Stock				423,072
	Denso Corp	Common Stock				532,964
	Deutsche Bank Npv	Common Stock				1,578,802
	Deutsche Lufthansa A G	Common Stock				667,535
	Deutsche Telekom Ag Sponsored ADR	Common Stock				1,475,727
	Diageo Plc Spon ADR New	Common Stock				1,444,090
	Dnb Nor Asa 144A Spon ADR	Common Stock				513,608
	E On Ag	Common Stock				2,786,056
	Ebara Corp ADR	Common Stock				359,037
	Edp-Energias De Portugal Sa ADR	Common Stock				696,020
	Eisai Ltd Spons ADR	Common Stock				748,334
	Elan Corp Plc ADR	Common Stock				485,758
	Emi Group Plc Sponsored ADR New	Common Stock				442,380
	Enel Societa Per Azioni	Common Stock				1,202,258
	Eni S P A Sponsored ADR	Common Stock				1,875,937
	Erste Bk Der Oesterreichischen	Common Stock				581,462
	Delhaize Group	Common Stock				580,220
	Essilor Intl	Common Stock				548,835
	European Aeronautic Defence &	Common Stock				545,781
	Experian Group Ltd ADR	Common Stock				260,451
	Fiat S.P.A ADR New	Common Stock				434,750
	Fortis Nl	Common Stock				1,945,935
	Fosters Group Ltd ADR Ltd Spons	Common Stock				869,551
	France Telecom Sponsored ADR	Common Stock				1,076,026
	Fresenius Med Care Ag & Co. Kgaa ADR	Common Stock				553,875
	Friends Provident P L C	Common Stock				635,578
	Fujitsu Ltd ADR Com	Common Stock				363,982
	Fujifilm Hldgs Corp	Common Stock				458,590
	Furukawa Elec Ltd ADR	Common Stock				295,252
	Gkn Plc	Common Stock				175,687
	Glaxo Smithkline Plc	Common Stock				2,985,608
	Groupe Danone Sponsored ADR	Common Stock				1,013,791
	Hbos Plc	Common Stock				1,327,032
	Hsbc Hldgs Plc	Common Stock				5,513,141
	Hang Seng Bk Ltd Spons ADR	Common Stock				557,145
	Heineken N V ADR	Common Stock				290,934
	Hellenic Telecommun Org Spons ADR	Common Stock				458,056
	Henkel Ltd Partnership Spons ADR	Common Stock				1,026,081
	Hino Motors Ltd ADR	Common Stock				273,319
	Hitachi Ltd ADR 10 Com	Common Stock				621,690
	Honda Motor Co Ltd	Common Stock				1,140,016
	Hong Kong & China Gas Ltd Spnsrd ADR	Common Stock				677,672
	Hoya Corp	Common Stock				254,936
	Husqvarna Ab	Common Stock				478,563
	Hutchison Whampoa Ltd ADR	Common Stock				499,118
	Hysan Dev Ltd Sponsored ADR	Common Stock				519,337
	Hypo Real Estate Hldg Ag Sponsored ADR	Common Stock				620,779
	Iberdrola S A	Common Stock				2,020,778
	Imperial Tob Group Plc Sponsored ADR	Common Stock				868,968
	Ireland Bk Sponsored ADR	Common Stock				494,097
	Ing Groep N V Sponsored ADR	Common Stock				1,427,997
	Intercontinental Hotels Group	Common Stock				266,185
	International Pwr Plc	Common Stock				475,744
	Intesa Sanpaolo S P A	Common Stock				4,724,586
	Invensys Plc	Common Stock				230,017
	Italcementi S P A ADR	Common Stock				158,286
	Itochu Corp ADR	Common Stock				400,771
	J Sainsbury Plc	Common Stock				356,377
	James Hardie Inds N V	Common Stock				376,781
	Japan Airlines Corporation	Common Stock				559,237
	Johnson Matthey Pub Ltd Co	Common Stock				569,141
	Kajima Corp ADR	Common Stock				271,177
	Kao Corp ADR	Common Stock				571,454
	Kawasaki Heavy Inds Ltd	Common Stock				343,708
	Keppel Ltd Sponsored ADR	Common Stock				460,594
	Kingfisher Plc	Common Stock				340,566
	Kirin Hldgs Co Ltd	Common Stock				514,115
	Kobe Stl Ltd Sponsored ADR	Common Stock				397,525
	Komatsu Ltd New	Common Stock				625,876
	Koninklijke Ahold Nv	Common Stock				319,902
	Koninklijke Philips Electrs	Common Stock				880,650
	Royal Kpn Nv	Common Stock				646,140
	Kubota Corp ADR	Common Stock				255,360
	Kyocera Corp ADR	Common Stock				427,378
	Lloyds Tsb Group Plc ADR	Common Stock				1,341,281
	L Oreal Co ADR	Common Stock				2,592,825
	Ladbrokes Plc	Common Stock				278,063
	Lafarge S.A. ADR	Common Stock				800,906
	Legal & General Plc ADR	Common Stock				651,770
	Lend Lease Ltd	Common Stock				1,578,241
	Luxottica Group S P A ADR	Common Stock				358,986
	Lvmh Moet Hennessy Louis	Common Stock				302,200
	Meiji Seika Kaisha Ltd ADR	Common Stock				352,908
	Mtr Corp Ltd	Common Stock				721,417
	Makita Corporation ADR	Common Stock				465,080
	Marks & Spencer Group P L C	Common Stock				418,025
	Mabubeni Corp ADR	Common Stock				390,414
	Marui Ltd ADR New	Common Stock				355,446
	Matsushita Elec Ind Co Ltd ADR	Common Stock				919,800
	Matsui Secs Co Ltd	Common Stock				562,453
	Matsushita Electric Works Ltd ADR	Common Stock				387,548
	Mediaset S P A	Common Stock				458,318
	Metso Corp	Common Stock				583,986
	Millea Hldgs Inc	Common Stock				724,008
	Minebea Ltd Spon ADR	Common Stock				404,334
	Mitsui & Co Ltd ADR	Common Stock				724,625
	Mitsubishi Corp ADR	Common Stock				903,903
	Mitsubishi Estate Ltd ADR	Common Stock				820,213
	Mitsubishi Elec Corp ADR	Common Stock				575,036
	Mitsui Sumitomo Insurance Company	Common Stock				535,648
	Mitsubishi Ufj Finl Group Inc	Common Stock				1,819,350
	Nsk Ltd ADR	Common Stock				490,553
	National Aust Bk Ltd ADR New	Common Stock				1,755,296
	National Bk Greece S A	Common Stock				813,610
	National Grid Plc	Common Stock				983,208
	Nec Corp ADR	Common Stock				414,900
	Nec Electronics Corp ADR	Common Stock				357,840
	Neptune Orient Lines Ltd	Common Stock				605,724
	Nestle S A Sponsored ADR	Common Stock				3,761,700
	Newcrest Mng Ltd Sponsored ADR	Common Stock				709,125
	Nidec Corp	Common Stock				298,152
	Nikko Cordial Corporation	Common Stock				736,412
	Nintendo Ltd ADR	Common Stock				1,437,235
	Nippon Yusen Kabushiki Kaisha	Common Stock				1,184,401
	Nippon Shokubai Co Ltd ADR	Common Stock				442,640
	Nippon Stl Corp	Common Stock				681,373
	Nippon Teleg & Tel Corp Sponsored ADR	Common Stock				769,392
	Nisshin Steel Ltd ADR	Common Stock				404,559
	Nissan Mtr Ltd ADR	Common Stock				564,720
	Nitto Denko Corp ADR	Common Stock				529,920
	Nokia Corp ADR-A Shs	Common Stock				3,128,785
	Nomura Hldgs Inc	Common Stock				938,000
	Norsk Hydro A S Sponsored ADR	Common Stock				262,954
	Ntt Docomo Inc	Common Stock				782,280
	Novartis Ag Spnsrd ADR	Common Stock				2,674,224
	Novo Nordisk A/S ADR	Common Stock				959,928
	Oce N V	Common Stock				249,780
	Oji Paper Co Ltd Sponsored ADR	Common Stock				427,544
	Olympus Corp	Common Stock				1,488,780
	Omron Corp	Common Stock				307,730
	Orix Corp	Common Stock				339,160
	Orkla A S	Common Stock				321,774
	Osterreichische	Common Stock				644,046
	P T Multimedia S G P S S A	Common Stock				45,031
	Pearson Plc	Common Stock				376,480
	Peugeot S.A. ADR	Common Stock				523,068
	Portugal Telecom Sgps S.A. ADR	Common Stock				298,158
	Promise Co Ltd	Common Stock				248,840
	Prudential Plc ADR	Common Stock				1,022,448
	Publicis S A New	Common Stock				693,026
	Puma Ag Rudolf Dassler Sport	Common Stock				236,861
	Q P Corp Spons ADR	Common Stock				489,717
	Reed International Plc	Common Stock				437,938
	Reed Elsevier N V	Common Stock				442,098
	Rentokil Intial Plc ADR	Common Stock				253,174
	Repsol Ypf S.A. ADR	Common Stock				847,994
	Reuters Group Plc	Common Stock				578,968
	Rexam Plc	Common Stock				309,898
	Ricoh Ltd ADR New	Common Stock				295,754
	Rio Tinto Plc Spon ADR	Common Stock				2,214,973
	Roche Hldg Ltd Sponsored ADR	Common Stock				2,589,792
	Rolls-Royce Group Plc	Common Stock				520,613
	Royal Dutch Shell Plc	Common Stock				2,287,231
	Royal Dutch Shell Plc Spons ADR	Common Stock				2,972,260
	Royal Dsm N V	Common Stock				103,990
	Rwe Ag Spons ADR	Common Stock				1,522,962
	Shizuoka Bk Ltd ADR	Common Stock				494,249
	Sabmiller Plc	Common Stock				606,031
	Sandvik Ab ADR	Common Stock				1,022,452
	Santos Ltd ADR New	Common Stock				685,262
	Sanofi-Aventis	Common Stock				2,085,274
	Sap Aktiengesellschaft ADR	Common Stock				1,092,470
	Scottish & Southn Energy Plc	Common Stock				606,472
	Secom Ltd ADR	Common Stock				546,925
	Sekisui House Ltd	Common Stock				259,500
	Sharp Corp	Common Stock				467,792
	Shinsei Bk Ltd	Common Stock				467,456
	Shiseido Ltd Sponsored ADR	Common Stock				449,844
	Siemens A G	Common Stock				3,304,560
	Signet Group Plc	Common Stock				265,080
	Singapore Telecommunications	Common Stock				414,875
	Sino Ld Ltd Sponsored ADR	Common Stock				671,404
	Skf Ab ADR	Common Stock				664,126
	Smith & Nephew P L C	Common Stock				434,095
	Societe Generale France Sponsored ADR	Common Stock				1,446,400
	Sodexho Spons ADR	Common Stock				700,235
	Solvay S A Sponsored ADR	Common Stock				531,688
	Sony Corp ADR Amern Sh New	Common Stock				1,004,550
	Statoilhydro Asa	Common Stock				1,085,413
	Stora Enso Oyj	Common Stock				366,030
	Suez	Common Stock				1,613,686
	Swiss Reins Co Sponsored ADR	Common Stock				788,044
	Swisscom	Common Stock				499,725
	Sumitomo Corp	Common Stock				340,944
	Sumitomo Elec Inds Ltd ADR	Common Stock				365,852
	Sumitomo Metal Inds Ltd ADR	Common Stock				520,330
	Sumitomo Tr & Bkg Ltd Spons ADR	Common Stock				528,984
	Sumitomo Mitsui Finl Group Inc	Common Stock				1,183,736
	Sun Hung Kai Pptys Ltd	Common Stock				828,282
	Suruga Bk Ltd	Common Stock				414,303
	Svenska Cellulosa Aktiebolaget ADR	Common Stock				531,480
	Swire Pac Ltd ADR	Common Stock				496,332
	Syngenta Ag Spons ADR	Common Stock				762,433
	Tdk Corp ADR	Common Stock				400,464
	Tnt N V	Common Stock				536,939
	Tabcorp Hldgs Ltd	Common Stock				620,325
	Taiheiyo Cem Corp	Common Stock				270,070
	Taisei Constr Ltd ADR	Common Stock				302,770
	Taiyo Yuden Ltd ADR	Common Stock				371,203
	Tate & Lyle Plc Sponsored ADR	Common Stock				310,039
	Technip Sa	Common Stock				446,219
	Teijin Ltd ADR	Common Stock				394,468
	Telecom Corp New Zealand Ltd Spon ADR	Common Stock				399,919
	Telecom Italia S P A New	Common Stock				737,076
	Telecom Italia S P A New	Common Stock				388,220
	Ericsson (Lm) Telephone Co ADR (New)	Common Stock				820,986
	Telefonica S A Spon ADR	Common Stock				3,095,945
	Telenor Asa	Common Stock				401,450
	Television Broadcast Ltd Spon ADR	Common Stock				552,782
	Telstra Ltd	Common Stock				536,164
	Tesco Plc Sponsored ADR	Common Stock				1,681,559
	Thomson Multimedia	Common Stock				395,364
	Tokyu Ld Corp ADR	Common Stock				387,504
	Tomkins Plc Sponsored ADR	Common Stock				372,465
	Tomra Systems A/S/A ADR New	Common Stock				376,479
	Toppan Prtg Ltd ADR	Common Stock				344,313
	Toray Inds Inc ADR	Common Stock				430,782
	Total S.A. ADR	Common Stock				3,667,440
	Toto Ltd ADR	Common Stock				269,953
	Toyo Suisan Kaisha Ltd ADR	Common Stock				454,280
	Toyota Mtr Corp ADR 2 Com	Common Stock				3,078,930
	Trend Micro Inc	Common Stock				250,635
	Trinity Mirror P L C	Common Stock				244,894
	UBS Ag	Common Stock				2,239,740
	Unilever Plc Amer Shs ADR New	Common Stock				968,355
	Unilever Nv Ny Share F New	Common Stock				1,225,056
	United Overseas Bk Ltd Sponsored ADR	Common Stock				497,682
	United Utilities Plc - Sp ADR	Common Stock				434,916
	Upm Kymmene Corp Sponsored ADR	Common Stock				349,564
	Vodafone Group Plc New	Common Stock				4,039,144
	Valeo ADR	Common Stock				519,498
	Veolia Environnement	Common Stock				1,246,426
	Vestas Wind Sys A/S Utd	Common Stock				562,255
	Volkswagen A G Sponsored A ADR	Common Stock				1,074,937
	Volvo Aktiebolaget ADR B	Common Stock				1,106,263
	Westpac Bkg Corp Sponsored ADR	Common Stock				1,508,503
	Wienerberger Baustoffinustrie	Common Stock				388,185
	Wolseley Plc	Common Stock				268,435
	Wolters Kluwer N V Sponsored ADR	Common Stock				453,565
	Woodside Pete Ltd Sponsored ADR	Common Stock				690,222
	Wpp Group Plc	Common Stock				354,881
	Yamazaki Baking Ltd ADR	Common Stock				538,604
	Zurich Finl Svcs	Common Stock				1,157,124
			Total Equity Investments			270,119,836

	Swp: USD 5.640000 7/14/2010	Swaps		7/14/10		2,642,862
	Swp: USD 5.630000 7/12/2009	Swaps		7/12/09		3,537,600
	Swp: USD 5.640000 07/14/10	Swaps		7/14/10		(2,500,000)
	Swp: USD 5.630000 07/12/09	Swaps		7/12/09		(3,400,000)
	Swp: Cds 0.75% 06/20/2011	Swaps	0.750%	6/20/11		(2,705,776)
	Swp: Cds 0.75% 06/20/2011	Swaps	0.750%	6/20/11		2,800,000
	Swp: USD 5.160 9/12/2009	Swaps	5.160%	9/12/09		(1,100,000)
	Swp: USD 5.160 9/12/2009	Swaps	5.160%	9/12/09		1,136,917
	Swp: USD 4.55 Due 10/3/2010	Swaps	4.550%	10/3/10		913,755
	Swp: USD 4.55 Due 10/3/2010	Swaps	4.550%	10/3/10		(900,000)
	Swp: USD 5.23100 10/16/2011	Swaps		10/16/06		3,853,528
	Swp: USD 5.23100 10/16/2011	Swaps		10/16/06		(3,700,000)
	Swp: USD 3M Libor 11/21/2011-Pay	Swaps		11/21/11		(700,000)
	Swp: USD 5.025 11/21/2011 - Receive	Swaps	5.025%	11/21/11		724,298
	Swp: USD 5.1575% 11/7/10	Swaps	5.158%	11/7/10		1,137,306
	Swp: USD 5.1575% 11/7/10	Swaps		11/7/10		(1,100,000)
	Swp:USD 4.948, 12/12/11	Swaps		12/12/11		(2,800,000)
	Swp: USD 4.948, 12/12/11	Swaps	4.948%	12/12/11		2,888,498
	Swp USD 5.411000 04/30/2027	Swaps		4/30/27		316,777
	P Swp USD 5.411000 04/30/2027	Swaps		4/30/27		(300,000)
	Swp: USD 5.000 11/07/10	Swaps	5.000%	11/7/10		1,029,469
	Swp: USD 5.000 11/07/10	Swaps		11/7/10		(1,000,000)
	Swp USD 5.067500 04/30/09	Swaps		4/30/09		2,400,000
	P Swp USD 5.067500 04/30/09	Swaps		4/30/09		(2,434,413)
	P Swp:USD 5.59100 07/16/2012	Swaps		7/16/12		(7,735,754)
	Swp:USD 5.59100 07/16/2012	Swaps		7/16/12		7,200,000
	Swp:USD 5.642500 07/05/2017	Swaps		7/5/17		1,400,000
	P Swp: USD 5.642500 07/05/2017	Swaps		7/5/17		(1,529,462)
	Swp:USD 5.775000 07/09/2017	Swaps		7/9/17		2,700,000
	P Swp : USD 5.775 07/09/2017	Swaps		7/9/17		(2,978,878)
	CDS: ( LEH ) CD Swap BRS4MQ7S2	Swaps		9/20/12		145,092
	P CDS; ( LEH ) CD Swap BRS4MQ7S2	Swaps		9/20/12		(145,000)
	Trswap: Leh Cmbs Aaa 8.5	Swaps		1/31/08		(372)
	P Trswap: Leh Cmbs Aaa 8.5	Swaps		1/31/08		3,747
	Trswap: Leh Cmbs Aaa 8.5+	Swaps		1/31/08		(1,381)
	P Trswap: Leh Cmbs Aaa 8.5+	Swaps		1/31/08		16,620
	10Yr Rtp 5.780000 08/09/2010	Swaps		8/9/10		74,086
	10Yr Rtp 5.780000 08/09/2010	Swaps		8/9/10		200,091
	10 Yr Rtr 5.790000 08/16/2010	Swaps		8/16/10		122,137
	10 Yr Rtp 5.790000 08/16/2010	Swaps		8/16/10		44,884
	Trswap: BOA Cmbs Aaa 10 Yr Index	Swaps		1/31/08		(11,548)
	P Trswap: BOA Cmbs Aaa 10Yr Index	Swaps		1/31/08		(7,244)
	Swp: USD 5.272000 8/6/2012	Swaps		8/6/12		4,773,287
	P Swp: USD 5.272000 8/6/2012	Swaps		8/6/12		(4,500,000)
	Swp:USD 5.305000 10/15/2017	Swaps		10/15/17		3,700,000
	P Swp:USD 5.305000 10/15/2017	Swaps		10/15/17		(3,888,372)
	Swp:USD 4.856000 Fixed 10/19/2012	Swaps		10/19/12		3,291,963
	Swp:USD 4.856000 Float 10/19/2012	Swaps		10/19/12		(3,200,000)
	Trswap:BOA 10Yr Aaa Cmbs	Swaps		4/30/08		1,440,049
	Trswap: BOA 10Yr Aaa Cmbs	Swaps		4/30/08		(1,454,106)
	Swp:USD 4.295000 11/28/2012 Fix	Swaps		11/28/12		8,025,106
	Swp :USD 4.295000 11/28/2012 Float	Swaps		11/28/12		(8,000,000)
	Swp:USD 4.034000 12/11/2009 Fix	Swaps		12/11/09		5,112,731
	Swp:USD 4.034000 12/11/2009	Swaps		12/11/09		(5,100,000)
	Swp:USD 4.545000 12/06/2017 Fix	Swaps		12/6/17		2,374,171
	Swp:USD 4.545000 12/06/2017 Float	Swaps		12/6/17		(2,400,000)
	Swp Float 4.05 12-11-2009	Swaps		12/11/09		(1,700,000)
	Swp Fixed USD 4.05 12-11-2009	Swaps		12/11/09		1,704,763
	Swp:USD 4.10000 12/12/2009 Fix	Swaps		12/12/09		4,015,318
	Swp:USD 4.10000 12/12/2009 Float	Swaps		12/12/09		(4,000,000)
			Total Derivatives			432,749

	Assets (Held and End of Year)					$2,781,764,992

*   represents party-in-interest
** Cost information is not required for participant-directed investments and, therefore, is not included.

S-1